As filed with the Securities and Exchange Commission on October 26, 2001
                                                      REGISTRATION NO. 333-52410




                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM SB-2/A
                                 AMENDMENT NO. 2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          BIOPULSE INTERNATIONAL, INC.

                 (Name of small business issuer in its charter)

Nevada                          8731                               87-0634278
------                          ----                               ----------
(State or jurisdiction of       (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)  Classification Code Number)  Identification No.)


         10421 South Jordan Gateway, Suite 500, South Jordan, Utah 84095
                                 (801) 523-0101

   (Address and telephone number of registrant's principal place of business)

   Reid Jilek, 10421 South Jordan Gateway, Suite 500, South Jordan, Utah 84095
                                 (801) 523-0101
            (Name, address and telephone number of agent for service)


Approximate date of commencement of proposed sale to the public: As soon as practicable from time to time after this registration statement becomes effective.


If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]


If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         Calculation of Registration Fee
------------------------------------------------------------------------------------------------------------------------------------

Title of each                                      Proposed maximum     Proposed maximum       Amount of
class of securities            Amount to           offering price       aggregate offering     registration
to be registered               be registered       per share            price                  fee(1)

------------------------------------------------------------------------------------------------------------------------------------



Common stock held                   655,136         $0.20 (1)              $   131,027                  $    33
by selling shareholders


Common stock underlying          44,177,648         $0.20 (1)              $ 8,835,530                  $ 2,209
Series B Convertible

Preferred Stock(2)


Common stock underlying             723,618         $0.20 (1)              $   144,723                   $   36
outstanding options
and warrants(3)

Total                            45,556,402                                $ 9,111,820                   $ 2,278 (4)

------------------------------------------------------------------------------------------------------------------------------------



     (1) Estimated solely for the purposes of calculating the registration fee based on Rule 457(c). The price represents the average of the bid and asked price as reported on the OTCBB on October 19, 2001.

     (2) Represents 200% of the shares of common stock issuable by us from time to time upon the conversion of Series B convertible preferred stock previously issued to the selling shareholders.

     (3) Shares of common stock issuable by us from time to time upon exercise of warrants and stock options previously issued to the selling shareholders.

     (4)  Fee of $15,527 paid with initial filing. No additional fee due.


We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until we shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                Table of Contents
                                                                            Page

Summary                                                                        2
Risk Factors                                                                   5
Forward-Looking Statements                                                    13
Securities Covered by this Prospectus                                         13
Use of Proceeds                                                               14
Dividend Policy                                                               14
Determination of Offering Price                                               15
Market for Common Equity and Related Stockholder Matters                      15
Changes in and Disagreements with Accountants Disclosure                      16
Management's Discussion and Analysis                                          17
Business                                                                      18
Management                                                                    37
Compensation of Directors and Executive Officers                              38
Employment Contracts, Termination of Employment, and Change in
     Control Arrangement                                                      40
Security Ownership of Certain Beneficial Owners and Management                40
Certain Relationships and Related Transactions                                42
Description of Securities                                                     43
Selling Shareholders                                                          43
Plan of Distribution                                                          45
Legal Proceedings                                                             47
Interest of Named Experts and Counsel                                         47
Experts                                                                       47
Disclosure of Commission Position of Indemnification
           for Securities Act Liabilities                                     47
Index to Financial Statements                                                 48

                          BioPulse International, Inc.


                                  Common Stock

     This prospectus covers the sale of up to 45,556,402 shares of our common stock. Eleven of our shareholders are offering all of the shares covered by this prospectus. The selling shareholders will receive all of the proceeds of the sale of the shares offered by this prospectus, and we will receive none of the proceeds.

     Our common stock is quoted on the OTC Bulletin Board under the symbol "BIOP." On October 19, 2001, the last reported price for our common stock on the OTC Bulletin Board was $0.17 per share.

     Investment in the shares covered by this prospectus involves a high degree of risk. You should consider carefully the risk factors beginning on page 5 of this prospectus before purchasing any of the shares covered by this prospectus.


           Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


               The date of this prospectus is ____________, 2001

                                     Summary

     This summary may not contain all of the information that is important to you. You should read the entire prospectus carefully, including the "Risk Factors" beginning on page 4 and the financial statements and notes to financial statements, before investing in our common stock.


                                   The Company


     We have acquired and are developing various alternative medicine biotechnology proprietary technologies in various aspects of alternative medicine and biotechnology that we believe will advance the early detection and treatment of cancer and several other diseases. Our goal is two-fold: early detection using our cancer screening test; and effective treatment through immunotherapy and other holistic approaches.

     To date, none of our technologies have been proven effective, or have been submitted for or received FDA approval for marketing in the United States.


     The key components of our business strategy are to:


          o commercialize our Thymidine Kinase - 1 (TK1) cancer screening test, which is designed to enable early detection and monitoring of several types of common cancers (explained and discussed more fully beginning on page 21);

          o    extend our TK1 technology to other uses in treatment;

          o    commercialize our cancer vaccine and other immunotherapies;

          o    integrate our treatments with promising  alternative  treatments;
               and

          o continue making scientific and technological advances in applied biotechnology.


     We believe the technologies we have acquired and are developing will allow us to offer a more accurate, less invasive method of cancer screening. Moreover, we think the cancer treatments we are developing are novel treatment alternatives for types of cancer that are not adequately treated at the current time.

     Our principal executive offices are located at 10421 South Jordan Gateway, Suite 500, South Jordan, Utah, 84095. Our telephone number is 801-523-0101.


                                  The Offering


Securities being registered for resale by the selling shareholders:

     The selling shareholders are offering a total of up to 45,556,402 shares of common stock as follows:

          o Selling shareholders are offering 655,136 shares of common stock, consisting of 358,636 shares of common stock issued to two of the selling shareholders in unrelated private placements, and 296,500 shares of common stock issued to two selling shareholders as payment for consulting services rendered. We will receive no proceeds from the sale of these shares.

          o One selling shareholder is offering up to 22,058,824 shares of common stock underlying 3,000 shares of issued and outstanding Series B Convertible Preferred Stock held by the selling shareholder. The Series B preferred stock was sold to the selling shareholder in a private placement. The number of shares of common stock into which the Series B preferred stock is convertible is determined using a formula based on the market price of the stock. As of October 19, 2001, the Series B preferred stock would be convertible into 22,058,824 shares of common stock, based on a hypothetical conversion price of approximately $0.14. We will receive no proceeds from the conversion of the preferred stock or the sale of the underlying common shares.

          o This prospectus also covers 723,618 shares of common stock underlying currently issued and outstanding options and warrants, consisting of 189,318 warrants issued in a private placement in November 2000; 200,000 warrants issued to Aidan Incorporated pursuant to a sublicensing agreement between BioPulse and Aidan in August 2000; 210,300 warrants issued to the Series B investor in January 2001; and 124,000 warrants issued to three selling shareholders as payment for services in connection with the sale of the Series B preferred stock. Although we will receive the exercise price of any outstanding options and warrants which are exercised, up to a maximum of $4,584,522, there can be no assurance that any of the options or warrants will be exercised.

           For additional details on the securities being offered by this prospectus, see "Securities Covered by this Prospectus" on page 11.

           The selling shareholders named in this prospectus may offer and sell these shares at any time using a variety of different methods. See "Plan of Distribution."

Use of Proceeds

           We will not receive any proceeds from the sale of the shares offered by the selling shareholders.

Offering Price

     We anticipate that all of the securities offered by this prospectus will be sold at the prevailing market price at the time of such sales, at prices related to such prevailing market price, at negotiated prices, or at fixed prices. The actual number of shares sold and the prices at which they are sold will depend upon the market price at the time of those sales. Therefore, we have not included in this prospectus information about the price to the public of the shares or the proceeds to the selling shareholders.

Summary Selected Financial Data

The following is a summary of our consolidated financial statements, which are included elsewhere in this prospectus, and should be read in conjunction with those financial statements.


                                                           For the Nine Months
                                                               Ended April 30,               For the Years ended July 31,
                                                     ---------------------------------       ----------------------------------
                                                         2001               2000                  2000                 1999
                                                     ------------       ------------         ------------         ------------
                                                     (unaudited)        (unaudited)


Statement of Operations Data:
Net sales                                            $ 2,128,281        $ 2,256,573          $ 3,107,636          $   289,623
Gross profit                                           1,314,103          1,262,345            1,944,038              109,753
Profit (loss) from operations                         (6,301,479)            96,302              155,031             (243,435)
                                                     ------------       ------------         ------------         ------------
Net profit (loss)                                    ($6,301,479)            96,302              155,031             (243,435)
                                                     ============       ============         ============         ============
Share data:
Profit (loss) per common shares - basic                   (.72)                .02                   .02                 (.05)
                                  diluted                 (.51)                .02                   .02                 (.05)
                                                     ============       ============         ============         ============
Weighted average number of common
  shares outstanding -      basic                      8,759,812          6,073,862            6,825,610            4,709,752
                            diluted                   12,452,500          6,073,862            6,825,610            4,709,752
                                                     ============       ============         ============         ============




                                                                     As of                               As of
                                                                 April 30, 2000                   July  31, 2000
                                                              ------------------------          -------------------
                                                                   (unaudited)

Balance Sheet Data:
Cash                                                          $   315,469                        $    42,055
Total current assets                                              396,271                            298,936
Total assets                                                    2,897,473                          1,150,145
Total current liabilities                                          73,135                            298,717
Stockholders' equity                                            2,824,338                            851,428


                                  Risk Factors


           An investment in our common stock covered by this prospectus involves a high degree of risk. You should carefully consider the following risk factors, in addition to the other information set forth elsewhere in this prospectus, including the consolidated financial statements and notes, before you invest.

Our technologies and treatments have not been proven effective and may never be commercially viable. If our technologies and treatments are not proven to be effective and do not become commercially viable, you might lose your investment.

           Our technologies and treatments are in the early stages of development and testing. To date, none of our technologies or treatments have been proven effective. The development of novel technologies and treatments is highly uncertain and subject to a number of significant risks. Technologies and treatments that appear to be promising at early stages of development may not reach the market for a number of reasons, such as being found to be ineffective, failing to comply with regulatory requirements, being uneconomical, failing to achieve market acceptance, or being precluded from commercialization by proprietary rights of third parties.

We are a development stage company, and we may not be able to commercialize any of our new products or services or continue to earn a profit.

           We are a development stage company and earned a profit for the first time during our fiscal year ended July 31, 2000. Since our TK1 principal cancer screening test product is still in development, we do not expect to have any material revenue from the sale of our cancer test products and services until the fourth quarter of our fiscal year ending July 31, 2002. Revenue from our other products and services is earned primarily outside the United States, and we do not expect any material U.S. revenue from these product lines until we obtain appropriate regulatory approval in 2002 or later. We cannot assure that approval or clearance will ever be received. We cannot assure that we will ever commercialize our cancer test products or services, or that we will be able to earn substantial revenues from our other products or services.

We have reduced our staff to officers and directors of the Company, whom we are not able to pay on a regular basis. Additionally, we are experiencing difficulty in generating revenues. The combination of the impact of the Mexican regulatory environment on Clinica BioPulso and the uncertainty of completion of testing of our medical products raises a substantial possibility of our being unable to continue as a going concern.

           The changes in the regulatory environment in Mexico adversely impacted on the operations and profitability of Clinica BioPulso. Additionally, the testing and proving of the TK-1 cancer screening test may take longer than anticipated to complete, and the TK-1 test and our other cancer vaccines and immunotherapies may never develop commercial viability.

           Consequently, we are experiencing difficulty in generating sufficient revenues to continue our business as a going concern. We have reduced our staff to our officers and directors, who have not been paid regularly for several months. We are attempting to locate additional sources of funding to allow us to continue our business. There is no guarantee that we will be able to locate additional financing or that the financing will be on terms aggreable to us. If we are unable to locate additional financing or if Clinica BioPulso is unable to achieve profitability, our ability to continue our business will be adversely impacted.

If our cancer test clinical studies do not prove the superiority of our technologies, we may be unable to sell our cancer test products and services.

           Beginning in 2002, we intend to initiate a blind multi-center clinical trial in the United States and overseas for our principal cancer test that will include blood samples from several thousand patients, including known cancer patients and patients with average risk profiles. The results of this clinical trial may show that tests using our technologies are not superior to existing screening methods. In that event, we may have to devote significant financial and other resources to further research and development of this or new technology. In addition, we may experience delays in the commercialization of tests using our technologies. It is possible that commercialization of our technologies may never occur.



If our clinical studies for our other products do not prove the superiority of our technologies, our revenues may decline and we may be unable to sell our products and services in the United States and other markets.


           Our clinical studies with our other products and services have been small and included high-risk patients. The results from these earlier studies may not represent the results we may obtain from future studies, including planned clinical trials in the United States, which will include substantially more samples and average-risk patients. Consequently, we may not be able to sell these products and services in the United States or in other markets.

We may be unable to establish the effectiveness of our cancer screening products if we are unable to recruit a sufficient number of patients for our planned U.S.-based clinical trials.

           We intend to conduct several U.S.-based clinical trials of our cancer screening products. This testing will require testing of thousands of patients classified as "average-risk" by the Institutional Review Board. If we are unable to enroll the required number of average-risk patients, we will be unable to validate the effectiveness of our technologies, which would make it difficult to sell our products and services. We cannot guarantee that we will be able to recruit patients on a timely basis, if at all.

If Medicare and other third-party payors, including managed care organizations, do not provide adequate reimbursement for our products and services, it is unlikely that clinical reference laboratories will use our products or license our technologies to perform cancer screening tests.

           Most clinical reference laboratories will not perform cancer screening tests using our products and licensing our technologies unless they are adequately reimbursed by third-party payors such as Medicare and managed care organizations. There is significant uncertainty concerning third-party reimbursement for the use of any test incorporating new technology such as ours. Reimbursement by a third-party payor may depend on a number of factors, including a payor's determination that tests using our products and technologies are sensitive for cancer; not experimental or investigational; medically necessary; appropriate for the specific patient; and cost-effective. To date, we have not secured any reimbursement approval for tests using our products and technologies from any third-party payor, nor do we expect any such approvals in the near future.

           Reimbursement by Medicare will require approval by the Secretary of Health and Human Services (HHS). We cannot guarantee that the HHS Secretary will act to approve tests based on our technologies on a timely basis or at all. In addition, the assignment of a current procedural terminology code facilitates Medicare reimbursement. The process to obtain this code is lengthy and we cannot guarantee that we will receive a current procedural terminology code on a timely basis, or at all.

           Since reimbursement approval is required from each payor individually, seeking approvals is a time-consuming and costly process. If we are unable to obtain adequate reimbursement from Medicare and managed care organizations, our ability to generate revenue and earnings from the sale of our products or licenses to our technologies in the United States will be limited.


We will not be able to commercialize our technologies if we are not able to lower costs through automating and simplifying key operational processes.


           Currently, cancer screening tests using TK1 are expensive because they are labor-intensive and use highly complex and expensive reagents. To price our products and services competitively, we will need to substantially reduce the costs of tests using our monoclonal antibody technology through significant automation of key operational processes and other cost saving procedures. If we fail to reduce costs sufficiently, tests using our technologies either may not be commercially viable or may generate little, if any, profitability.

If we are unable to meet milestones outlined in our license agreements, we may lose the licenses to use diagnostic tests and related products which are important to our business. The loss of these licenses could have a material adverse effect on our ability to generate revenues.

           We have entered into license agreements related to cancer screening tests, anti-angiogenesis, cancer vaccines, cytokines, and immune stimulants. We entered into one such agreement with Brigham Young University ("BYU") in December 2000 (the "BYU Agreement"), which granted us exclusive, worldwide right and license (subject to an option agreement between BYU and a private laboratory which grants rights in the countries of Japan, China, Taiwan, Korea, Malaysia, Indonesia, Philippines, and Singapore, and to BYU's right to use the licensed technology for continuing research and non-commercial academic uses) to develop, manufacture, sell, and otherwise transfer the in vitro serum diagnostic TK and TK1 tests and related products. We are required under the agreement to make royalty payments and meet performance milestones. If we are unable to make the required payments or meet these milestones, BYU has the right to terminate the agreement and rescind our license. The loss of this agreement, and our ability to use and develop the related cancer screening tests, likely would have a material adverse impact on our business and our ability to generate revenues.




Our inability to establish strong business relationships with leading clinical reference laboratories to perform cancer screening tests using out technologies will limit our revenue growth.


           A key step in our strategy is to sell reagents and license our proprietary technologies to leading clinical reference laboratories that perform cancer screening tests. We currently have no business relationships with these laboratories and have limited experience in establishing these business relationships. If we are unable to establish appropriate business relationships, we will have limited ability to obtain revenues beyond revenue we are able to generate from our limited in-house capacity to process tests.


Our failure to convince medical practitioners to order tests using our technologies will limit our revenue and profitability.

           If we fail to convince medical practitioners to order tests using our technologies, we will not be able to sell our products or license our technologies in sufficient volume for us to generate profits. We will need to make leading medical practitioners aware of the benefits of tests using our technologies through published papers, presentations at scientific conferences and favorable results from our clinical studies. Our failure to be successful in these efforts would make it difficult for us to convince medical practitioners to order cancer screening tests using our technologies for their patients.


If we fail to obtain the support of key scientists and research institutes, it may be difficult to establish tests using our technologies as a standard of care for cancer screening, which may limit our revenue growth and profitability.

           To make tests using our technologies the standard of care for cancer screening, we need to establish relationships with leading scientists and research institutions. If these scientists and research institutions determine that cancer screening tests using our technologies are not superior to available cancer screening tests or that alternative technologies would be more effective in the early detection of cancer, we will encounter difficulty establishing tests using our technologies as a standard of care for cancer screening, which will limit our revenue growth and profitability.

If only an insignificant number of people decide to be screened for cancer, our revenue and profitability will be limited.

           Even if our technologies are proven to be superior to alternative cancer screening technologies, adequate third-party reimbursement is obtained, and medical practitioners order tests using our technologies, an insignificant number of people may decide to be screened for cancer using our technologies. For example, despite the availability of current cancer screening methods and the recommendation of the American Cancer Society that Americans age 40 and above be routinely screened for colorectal, breast, prostate and other cancers, many of these individuals decide not to complete cancer screening tests. If an insignificant portion of the population decides to complete cancer screening tests, our revenue and profitability would be limited.

Our potential products may be subject to regulations and regulatory approval by both the FDA and foreign regulatory bodies. Failure to comply with applicable regulations domestically or abroad could adversely and materially affect our business.

        The manufacture and marketing of our proposed products and our research and development activities are subject to regulation for safety, efficacy, and quality by the FDA in the United States and comparable authorities in other countries. The process of obtaining FDA and other required regulatory approvals, including foreign approvals, is expensive and often takes many years and can vary substantially based upon the type, complexity, and novelty of the products involved.

        If we violate regulatory requirements at any stage, whether before or after marketing approval is obtained, we may be fined, forced to remove a product from the market, and experience other adverse consequences, including delay, which could materially harm our financial results. Additionally, we may not be able to obtain the labeling claims necessary or desirable for the promotion of our proposed products. We may also be required to undertake post-marketing trials. In addition, if we or others identify side effects after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our products, additional clinical trials, changes in labeling of our products, and additional marketing applications may be required.

        The requirements governing the conduct of clinical trials, manufacturing, and marketing of our proposed products outside the United States vary widely from country to country. Foreign approvals may take longer to obtain than FDA approvals and can involve additional testing. Foreign regulatory approval processes include all of the risks associated with the FDA approval processes. Also, approval of a product by the FDA does not ensure approval of the same product by the health authorities of other countries.


If we are required to engage in extended, expensive clinical testing, we may be financially unable to continue operations.


           We may take longer to complete our clinical trials than we project, or we may not be able to complete them at all. Clinical testing is very expensive, can take many years, and the outcome is uncertain. Given our current financial condition, we would likely have to seek additional funding to continue operations if extended and expensive clinical testing is required. There is no guarantee that we can obtain additional funding on terms acceptable to us or at all. If we are unable to complete clinical testing, we will be unable to obtain FDA approval to market our products in the United States.

Even if we complete clinical trials, there is no guarantee we will obtain FDA approval to market our products in the United States.

           The data collected from our clinical trials may not be sufficient to support approval by the FDA of our cancer vaccine or other products. Even if we complete our clinical trials, the FDA may not ultimately approve any of our product candidates for commercial sale. If we cannot obtain FDA approval, our ability to operate profitably would be severely impaired.


Other companies may develop and market methods for detecting and treating cancer that may make our technologies less competitive, or even obsolete.

           The market for cancer screening and treatment is large, estimated at more than 100 million at risk Americans, with approximately one million new cases of cancer being diagnosed per year. These markets have attracted competitors, some of which have significantly greater resources than we have.


           Currently, we face competition from alternative procedure-based detection technologies such as mammograms, PSA-based tests, and colonoscopy; screening tests such as the fecal occult blood test marketed by Beckman Coulter, Inc.; and the stool-based DNA test being developed by Exact Sciences, Inc. In addition, competitors, including Bayer Corporation, diaDexus, Inc., Matritech,

Inc., and Millennium Predictive Medicine, Inc., are developing serum-based tests, a screening test based on the detection of proteins or nucleic acids produced by cancer. Several competitors, including BioMira, Dendreon, Entremed, Antigenics, Medimmune, and Medarex, are involved with researching and developing cancer vaccines, anti-angiogenesis products, cytokine products, and immune-stimulants.

           These and other companies may also be working on additional methods of detecting and treating cancer that have not yet been announced. We may be unable to compete effectively against these competitors either because their tests are superior or because they may have more expertise, experience, financial resources, and business relationships.

The loss of Reid Jilek, Jonathan Neville, Loran Swensen, or Kim O'Neill could adversely affect our business.

           Our success depends largely on the skills, experience and performance of key members of our senior management and advisory team, including Reid Jilek, our CEO; Loran Swensen, our President; Jonathan Neville, one of our directors; and Kim O'Neill, a member of our Advisory Board. The experience and efforts of each of these persons will be critical to us as we continue to develop our technologies and our testing process and as we attempt to transition from a development stage company to a company with commercialized products and services. If we lose one or more of these key individuals, with their particular expertise, we may be unable to retain individuals with comparable skills and sufficient expertise to complete development, testing, and commercialization of our products, which would adversely impair our ability to continue as a going concern.

If we are unable to protect our intellectual property effectively, we may be unable to prevent third parties from using our technologies, which would impair our competitive advantage.

           We rely on patent protection as well as a combination of trademark, copyright and trade secret protection, and other contractual restrictions to protect the proprietary technologies we use, all of which provide limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. If the holders of the intellectual property on which we rely are unable to protect those intellectual property rights, we may be unable to prevent third parties from using these technologies. This could enable competitors to compete more effectively against us.

           As of August 24, 2001, we had licensed intellectual property rights to two issued patents in the United States, three pending patent applications in the United States, and several issued and pending foreign applications. We cannot assure you that any of the currently pending or future patent applications will result in issued patents. We also cannot predict how long it will take for such patents to be issued. Further, we cannot assure that other parties will not challenge any patents issued to us, or that courts or regulatory agencies will not hold these patents to be invalid or unenforceable. We cannot guarantee that the patents will be broad enough to provide any meaningful protection.

If we are unable to protect our intellectual property through contractual restrictions, we may be unable to prevent third parties from using our technologies, which could have a material adverse effect on our business.

           In addition to patents, we rely on contractual restrictions to protect our technology. We require third parties to sign confidentiality agreements. However, we cannot guarantee that these measures will be effective in protecting our intellectual property rights. We cannot assure that these contractual restrictions will be sufficient to prevent our competitors from developing more effective technologies, designs, or methods to test for cancer or to treat cancer using cancer vaccines or using other similar technology or designing around our proprietary technologies.

We may be subject to substantial costs and liability or be prevented from selling our screening tests for cancer or selling or providing our cancer treatments as a result of litigation or other proceedings relating to patent rights.

           Third parties may assert infringement or other intellectual property claims against our licensors or us. There may be third-party patents, patent applications, and other intellectual property relevant to our potential products that may block or compete with our products or processes. Even if third-party claims are without merit, defending a lawsuit may result in substantial expense to us and may divert the attention of management and key personnel. In addition, we cannot assure that we would prevail in any of these suits or that the damages or other remedies, if any, awarded against us would not be substantial. Claims of intellectual property infringement may require us to enter into royalty or license agreements with third parties that may not be available on acceptable terms, if at all. These claims may also result in injunctions against the further development and use of our technology, which would have a material adverse effect on our business, financial condition, and results of operations.

           Also, patents and applications licensed by us may become the subject of interference proceedings in the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost to us, as well as a possible adverse decision as to the priority of invention of the patent or patent application involved. An adverse decision in an interference proceeding may result in the loss of rights under a patent or patent application subject to such a proceeding.

Changes in healthcare policy could subject us to additional regulatory requirements that may delay the commercialization of our tests and increase our costs.

           Healthcare policy has been a subject of discussion in the executive and legislative branches of the federal and many state governments. We are developing a staged commercialization strategy for our cancer screening tests and cancer treatments based on existing healthcare policies. Changes in healthcare policy, if implemented, could substantially delay the use of our tests and treatments, increase costs, and divert management's attention. We cannot predict what changes, if any, will be proposed or adopted or the effect that such proposals or adoption may have on our business, financial condition, and results of operations.

Trading in our shares has been limited in volume, and a market for our securities may not sufficiently materialize after the offering to allow investors to sell their securities.

           At present, trading in our shares has been limited in volume on the OTC Bulletin Board, in part because the Company is not well known and we do not have sufficient funds for more extensive publicity and public communications. There is no assurance that a reliable trading market will develop, or, if developed, that it will be sustained to the time you decide to resell your shares. You should be prepared to bear the economic risk of your full investment for an indefinite period. In addition, you should be able to withstand the total loss of your investment.

Holders of our common stock are subject to the risk of additional and substantial dilution to their interests as a result of the issuances of common stock upon conversion of the Series B Convertible Preferred Stock.

           Introduction

           We currently have outstanding 3,000 shares of Series B Convertible Preferred Stock. Each share of Series B preferred stock is convertible into $1,000 of common stock. The number of shares of common stock to be issued for each share of Series B preferred stock is determined by dividing $1,000 by the lesser of $9.75 or 80% of the average of the three lowest closing bid prices of the common stock during the 20-day trading period prior to the conversion date.

           The following table describes the number of shares of common stock that would be issuable assuming that the holder of the Series B preferred stock elected to convert all 3,000 shares of Series B preferred stock, and further assuming that the applicable conversion price at the time of the conversion was the following amounts.

     --------------------------------------    ---------------------------------
                                               Series B Convertible Preferred
                                               Stock 3,000 shares issued and
         Hypothetical Conversion Price         outstanding

     --------------------------------------    ---------------------------------


                         $0.10                         30,000,000

                         $0.20                         15,000,000

                         $0.25                         12,000,000

                         $0.75                         4,000,000

                         $1.50                         2,000,000

                         $2.25                         1,333,333

                         $3.00                         1,000,000


           Given the formula for calculating the shares to be issued upon conversion of the Series B preferred stock, there effectively is no limitation on the number of shares of common stock which may be issued upon conversion of the Series B preferred stock. If the market price of the common stock decreases, the number of shares of common stock issuable upon conversion of the Series B preferred stock will increase.

     Overall dilution to market price and voting power of previously issued common stock

           The issuance of common stock upon conversion of the Series B preferred stock will result in substantial dilution to the equity interests of holders of our common stock. Specifically, the issuance of a significant amount of additional common stock would result in a decrease of the relative voting control of our common stock issued and outstanding prior to the issuance of common stock upon conversion of the Series B preferred stock. Furthermore, public resales of common stock following the issuance of common stock in conversions of the Series B preferred stock likely would depress the prevailing market price of the common stock. Even prior to the time of actual conversions and public resales, the market "overhang" resulting from the mere existence of our obligation to honor potential conversions or exercises could depress the market price of the common stock.

           Increased dilution with decreases in market price of common stock

           The formula for determining the number of shares of common stock issuable upon conversion of the Series B preferred stock is based, in part, on the market price of the common stock and includes a discount from the market price. As a result, the lower the market price of the common stock at and around the time of conversions of the Series B preferred stock, the more common stock the Series B preferred stockholder will receive upon conversion. Any increase in the number of shares of our common stock issued upon conversion as a result of decreases in the prevailing market price would compound the risks of dilution to existing shareholders.

           Increased potential for short sales

           Downward pressure on the market price of the common stock that likely would result from sales of our common stock issued upon conversion of shares of Series B preferred stock could encourage short sales of common stock by the

Series B preferred stockholder and others. Material amounts of such short selling could place further downward pressure on the market price of the common stock.

           Limited effect of restrictions on extent of conversions

           The holder of the Series B preferred stock is prohibited from converting the preferred stock into more than 4.999% of the then-outstanding common stock. This restriction, however, does not prevent the holder from either waiving such limitation or converting and selling some of the holder's convertible security position and thereafter converting the rest or another significant portion of its holdings. In this way, the holder of Series B preferred stock could sell substantially more than 4.999% of our outstanding common stock in a relatively short time frame, while never holding more than 4.999% at one time.


Our common stock is currently traded in the over-the-counter (OTC) Bulletin Board, and is considered a penny stock. Penny stocks are subject to special regulations, which may make them more difficult to trade on the open market.


           Currently, our common stock is traded in the OTC Bulletin Board. Securities in the OTC market are generally more difficult to trade than those on the Nasdaq National Market, the Nasdaq SmallCap Market or the major stock exchanges. In addition, accurate price quotations are also more difficult to obtain. Our common stock is currently subject to special regulations governing the sale of penny stock.


           A "penny stock," is defined by regulations of the Securities and Exchange Commission as an equity security with a market price of less than $5.00 per share. However, an equity security with a market price under $5.00 will not be considered a penny stock if it fits within any of the following exceptions:


          - the equity security is listed on Nasdaq or a national securities exchange;


          - the issuer of the equity security has been in continuous operation for less than three years, and either has (a) net tangible assets of at least $5,000,000, or (b) average annual revenue of at least $6,000,000; or


          - the issuer of the equity security has been in continuous operation for more than three years, and has net tangible assets of at least $2,000,000.


           If you buy or sell a penny stock, these regulations require that you receive, prior to the transaction, a disclosure explaining the penny stock market and associated risks. Furthermore, trading in our common stock would be subject to Rule 15g-9 of the Exchange Act, which relates to non-Nasdaq and non-exchange listed securities. Under this rule, broker-dealers who recommend our securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are exempt from this rule if their market price is at least $5.00 per share.


           Penny stock regulations will tend to reduce market liquidity of our common stock, because they limit the broker-dealers' ability to trade, and a purchaser's ability to sell the stock in the secondary market. The low price of our common stock will have a negative effect on the amount and percentage of transaction costs paid by individual shareholders. The low price of our common stock may also limit our ability to raise additional capital by issuing additional shares. There are several reasons for these effects. First, the internal policies of many institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker's commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, our shareholders will pay transaction costs that are a higher percentage of their total share value than if our share price were substantially higher.

           We intend to apply to have our common stock included on the American Stock Exchange (AMEX). However, there can be no assurance that our stock will be listed for trading on the AMEX.


                           Forward-Looking Statements

           This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. When used in this prospectus, the words "expects," "anticipates," "estimates," "intends" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements under the captions "Risk Factors," "Management's Discussion and Analysis," "Business" and elsewhere in this prospectus. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Many of these risks are described above under the heading "Risk Factors." The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus.

                      Securities Covered by this Prospectus

           The 45,556,402 common shares covered by this prospectus are registered for resale by the selling shareholders.

           Currently issued and outstanding common shares

           The 655,136 currently issued and outstanding common shares covered by this prospectus are held by various selling shareholders.

           Common shares underlying the Series B preferred stock

           Under a securities purchase agreement, in January 2001, we sold 3,000 shares of our Series B preferred stock to Hunts Drive, LLC., for $3,000,000. The Series B preferred shares may be converted at any time.

           Under the terms of the securities purchase agreement, Hunts Drive may convert each share of Series B preferred stock to shares of common stock having a market value of $1,000. The conversion price of the common stock upon receipt of a notice of conversion is equal to the lesser of $9.75 or 80% of the average of the three lowest closing bid prices of the common stock during the 20-day trading period immediately prior to the conversion date as quoted on the OTC Bulletin Board.

           In accordance with the securities purchase agreement and as a hedge against fluctuations in the price of the common shares, we agreed to register 200% of the greater of (a) the number of shares of common stock Hunts Drive would receive if it had delivered a conversion notice the day before the registration statement of which this prospectus is a part was originally filed to convert all 3,000 shares of our Series B preferred shares, or (b) the number of shares of common stock Hunts Drive would receive if it had delivered a conversion notice the day before an amendment to the registration statement of which this prospectus is a part was filed to convert all 3,000 shares of our Series B preferred stock. Based on the price of our common stock on October 19, 2001, Hunts Drive would have been entitled to receive 22,058,824 shares of common stock upon conversion of all 3,000 shares of Series B preferred stock. Therefore, we have registered 44,117,648 shares of common stock to cover future conversions of the preferred shares held by Hunts Drive, which are being offered by Hunts Drive under this prospectus.

          Common shares underlying currently issued and outstanding options and warrants

           Selling shareholders are also offering under this prospectus 723,618 shares of common stock issuable upon the exercise of currently outstanding options and warrants. These options and warrants were issued in several transactions.

          o We granted an option to purchase up to 200,000 shares of common stock at an exercise price of $2.75 on August 3, 2000, which expires on August 3, 2010. If the entire option were exercised, we would receive $550,000.

          o We granted warrants to purchase up to 189,318 shares of common stock that have an initial exercise price equal to 50% of the lesser of $6.375 and the average closing price for the five trading days immediately preceding the effective date of the registration statement of which this prospectus is a part. If all of these warrants were exercised as of October 19, 2001, assuming a hypothetical exercise price of $0.085 per share, we would receive up to $16,092.03.

           Although we will receive the exercise price of any or all outstanding options and warrants that are exercised, up to a maximum total of $564,198.50, there can be no assurance that any of the options or warrants will be exercised. Any funds we receive will be used to supplement working capital.

                                 Use of Proceeds

           We will receive no proceeds from the shares being offered by the selling shareholders under this prospectus.

                                 Dividend Policy

           We have not paid or declared any dividends on our common stock or any series of our preferred stock since our inception, and we do not intend to declare any such dividends in the foreseeable future. Our ability to pay dividends is subject to limitations imposed by Nevada law. Under Nevada law, dividends may be paid to the extent that a corporation's assets exceed its liabilities and it is able to pay its debts as they become due in the usual course of business.

           The present intention of management is to utilize all available funds to develop our products and technologies.


                                 Capitalization

           We are authorized to issue 100,000,000 shares of common stock having $0.001 par value per share, and 10,000,000 shares of preferred stock, having $0.001 par value per share. At July 31, 2001, we had issued 11,326,746 shares of common stock, and 3,000 shares of Series B preferred stock. A total of 3,710,500 shares of common stock are reserved to be issued upon the exercise of options and warrants.

           The information below is qualified in its entirety by, and should be read in conjunction with, our Management's Discussion and Analysis and the financial statements appearing at the end of this prospectus.


           The following table sets forth our capitalization as of April 30, 2001:

                                                                                                April 30, 2001
                                                                                                ---------------
                                                                                                 (unaudited)
Stockholders' equity
   Preferred stock, $ 0.001 par value; 10,000,000 shares authorized;
       - 3,000 shares issued and outstanding                                                      3,000,000
   Common stock, $ 0.001 par value; 100,000,000 shares authorized;
       9,458,610 shares issued and outstanding                                                        9,458
    Treasury stock                                                                                   (3,417)
    Paid-in capital                                                                               6,307,446
       Less Subscriptions Receivable                                                                (99,266)
    Accumulated deficit                                                                          (6,389,883)
         Total stockholders' equity                                                               2,824,338
         Total capitalization                                                                     2,364,561

                         Determination of Offering Price

           The selling shareholders have advised us that they may sell their shares offered hereby from time to time at prices and on terms as they may direct or as may from time to time be available in the market. They may also sell their shares in privately negotiated transactions. See "Plan of Distribution."

            Market for Common Equity and Related Stockholder Matters

           Our common stock is listed on the OTC Bulletin Board ("OTCBB"), under the symbol "BIOP." Our common stock is also listed on the Third Market Segment of the Frankfurt Stock Exchange under the symbol "BPZ." We have also applied, but have not yet been approved, for listing on the American Stock Exchange ("AMEX"). There is no assurance that our common stock will ever be listed on AMEX.

           As of April 30, 2001, we had 256 shareholders holding 9,458,246 shares of common stock. Of the issued and outstanding common stock 2,481,611 are free trading. The balance are restricted sock as that term is used in Rule 144.

           The following table shows the range of high and low sales price information for our Class A common stock as quoted on the OTC Bulletin Board for the periods indicated. The following quotations, as provided by the National Quotation Bureau, LLC, represent prices between dealers and do not include retail markup, markdown, or commission. In addition, these quotations do not represent actual transactions.

                               High                 Low

Fiscal Year Ended
July 31, 2000

First Quarter
   (Aug 1-Oct 31)              $  7.88              $4.00
Second Quarter
   (Nov 1-Jan 31)              $  9.00              $4.50
Third Quarter
   (Feb 1-Apr 30)              $  6.00              $3.00
Fourth Quarter
   (May 1-July 31)             $  3.75              $2.00

Fiscal Year Ended
July 31, 2001

First Quarter
   (Aug 1-Oct 31)              $  4.00              $2.75
Second Quarter
   (Nov. 1-Jan  31)            $ 11.50              $3.75
Third Quarter
   (Feb 1-Apr 30)              $  8.63              $0.26
Fourth Quarter
   (May 1-July 31)             $  0.58              $0.34

Fiscal Year Ended
July 31, 2002

First Quarter
   (Aug 1-Oct 19)              $  0.40              $0.06

                  Changes in and Disagreements With Accountants

           From inception through November 1999, Jones, Jensen & Company were our principal accountants. On November 10, 1999, we terminated the engagement of Jones, Jensen & Company and appointed Crouch Bierwolf & Chisholm as our independent auditor and certifying accountant. Our Board of Directors approved the decision to change accountants.

           Jones, Jensen & Company's reports with respect to our balance sheets for the fiscal years ended July 31, 1999 and 1998, and the related statements of operations, stockholder's equity (deficit), and cash flows for the years ended July 31, 1999, 1998, 1997, and 1996 and from inception of the Company's predecessor entities of July 13, 1984, through July 31, 1999, did not contain an adverse opinion or a disclaimer of opinion and was not qualified as to uncertainty, audit scope or accounting principles, but were qualified as to going concern.

           In connection with the audit of our financial statements for the fiscal years ended July 31, 1998, and July 31, 1999, and the interim period through November 10, 1999, preceding the date of the Jones, Jensen & Company termination, there were no disagreements, as that term is defined in Item 304 of Regulation S-B, with Jones, Jensen & Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to the satisfaction of Jones, Jensen & Company would have caused Jones, Jensen & Company to make reference to the matter in their report. Jones, Jensen & Company did not advise us regarding any "reportable events" as defined in Item 304 (a)(1)(iv)(B) of Regulation S-B.

                      Management's Discussion and Analysis

Overview

           Since inception in January 1999, we have been refining our operations and developing our market. We have advertised in periodicals targeting potential patients, rented booths at trade shows, and sought to develop a good reputation through positive results and satisfied patients. We have introduced new treatments for our patients and expanded our market.

           Since January 1999, we managed Clinica BioPulso in Tijuana, Mexico, through a management contract with Dr. Sanchez, a physician licensed in Mexico to operate the clinic. We were entitled to all revenues and are responsible for all expenses of the clinic. More than 90% of our operating revenues were generated by the Mexican operations in all periods discussed in the financial statements included with this prospectus.

     During 2001, the Mexican government revamped its oversight of medical clinics subject to its jurisdiction. It sent new health department inspectors to review the operations and permits of many clinics in Tijuana, Mexico. This led to the closure of several clinics there. Dr. Sanchez' clinic also was inspected. The inspectors determined that while the clinic personnel were properly qualified, they had not submitted all of their protocols for government review. On February 15, 2001, one treatment room was closed pending review of the protocols. The clinic submitted applications for licenses for four protocols (insulin hypoglycemic therapy, chelation, colonic treatments, and dendritic cell therapies) in May 2001. On May 9, 2001, the Instituto de Servicios de Salud Publica Del Estado De Baja California (the Mexican health authorities) reopened the treatment room. On October 17, 2001, the company was notified that the licenses for the three of the four protocols were approved without conditions and the license for the dendritic cell therapies was approved provisionally, pending a six month review. The clinic will need to pay approximately $31,000 to obtain permits to operate under the licenses and resume providing treatments. As of October 19, 2001, the permit fees have not been paid. As a result of the new policy, the clinic decided not to seek new patients until all the necessary protocols and permits have been approved. In addition, the clinic will not charge patients specifically for the dendritic cell therapies during the six month provisional phase of the license.

     We have conducted research and development using data from records of the patients treated at the clinic in Mexico to determine the effectiveness of the treatments. Additionally, we are working with the doctors at Clinica BioPulso who are modifying the treatments to be offered based on the data received from the treatment of patients. This limited research and development has been integrated into the patient care given to paying patients, Prior to our acquiring the TK-1 diagnostic technology from BYU, in November 2000, we did not had any material research and development costs to date that were distinguishable from patient care. All costs of patient care have been expensed in the period in which they were incurred.

           During 2000, we had an outpatient clinic at our office in Utah. The revenues and expenses generated by this clinic were not material, and the clinic no longer has any ongoing patient care operations.

     Prior to June 2000, we had an association with a German clinic that began in November 1999. During the year ended July 31, 2000, we sold equipment, provided training for the clinic staff, provided general business oversight, and sent patients to the clinic. During the year ended July 31, 2000, we earned $395,000 in revenues in connection with the sale of equipment to the German clinic, training of its personnel and from patient fees. However, several of the German clinic's key staff members left the clinic in spring 2000, and we have not sent any patients to the clinic since that time. We have not determined when, if ever, we will resume referring patients to the German clinic.

Revenues

           Revenues were primarily from clinic operations in Mexico. Revenues of $3,107,636 from clinic operations for the year ended July 31, 2000, increased $2,818,013 over the same period ended in 1999. The primary reason for the increase was the shorter period of operations (seven months) in the year ended

July 31, 1999. There were approximately 3.5 times the number of patient days in fiscal year 2000 compared to fiscal year 1999. In addition, the standard fee for treatment increased 2.75 times in fiscal year 2000 compared to fiscal year 1999. Furthermore, we entered into the contract with the German clinic, in fiscal year 2000, which generated $395,000 in revenues.

     Revenues for the nine months ended April 30, 2001, were $2,128,281 compared to $2,256,573 for the nine months ended April 30, 2000, a decrease of $128,292, or 5.7%. Prior to February 2001, revenues were up substantially over the same period of the prior year. Due to a change in the regulatory climate in Mexico, licenses that were previously considered adequate for the operations of the clinic in Mexico were no longer considered adequate by the Mexican health officials. A treatment room was closed in February 2001 and reopened in May 2001. The clinic was not able to offer some of its therapies until new licenses were acquired, and we were therefore required to curtail some treatments at the clinic pending the issuance of the necessary licenses. As a result of the new policy, the clinic decided not to seek new patients until all the necessary protocols and permits have been approved. On October 17, 2001, the company was notified that the licenses for the three of the four protocols were approved without conditions and the license for the dendritic cell therapies was approved provisionally, pending a six month review. The clinic will need to pay approximately $31,000 to obtain permits to operate under the licenses and resume providing treatments. As of October 19, 2001, the permit fees have not been paid. Revenues at the clinic are down sharply for the quarter ended April 30, 2001. Revenues for the quarter ended April 30, 2001 were $265,360, compared to $1,119,915 for the quarter ended April, 30, 2000.

Costs and Expenses

           During fiscal year 2000, Clinica BioPulso moved its operations from the Grand Hotel to a larger and more functional facility. Dr. Sanchez entered into a lease and Biopulse advanced the funds to make building improvements to the area to be occupied by the clinic offices and treatment rooms. We received credit against its future rent obligations for the funds advanced for the building improvements, and the amounts that will be credited against future rent obligations are capitalized by us as prepaid rent. Rent expense increased during fiscal year 2000 as a result of moving into the new facilities.

           During fiscal year 2000 and the nine months ended April 30, 2001, we acquired additional medical equipment to enhance our ability to treat patients. In addition we acquired licenses to new technology. These new acquisitions have increased depreciation and amortization expense for the nine months ended April 30, 2001, and will have a more significant effect in 2001 and beyond.

           We have added new personnel at Clinica BioPulso and significantly increased the pay level of clinic employees to attract and retain the best personnel at the clinic. Salaries for fiscal year 2001 are expected to be twice that of those paid in fiscal year 2000.

Year ended July 31, 2000, compared to year ended July 31, 1999

           Direct patient treatment costs increased 647% in fiscal year 2000 compared to fiscal year 1999, primarily due to an increased number of patient days. Gross profit increased to 63% of revenues in 2000 from 38% in 1999, primarily due to increases in basic fees. The increase in the number of patient days was due to an increase in the number of patients being treated by the clinic, together with an increase of approximately 25% in the average length of stay of the clinic's patients.

           General and administrative costs increased $1,435,819 or 50% in fiscal year 2000 compared to fiscal year 1999 because of increased medical and clinic operations, salaries, clinic and administrative office rent, travel, professional fees, advertising and promotion costs, and a general increase in all other elements of expense because of the longer period of operations in 2000.

Nine months ended April 30, 2001, compared to the nine months ended April 30,
2000

           Direct patient treatment costs decreased 18% in the nine months ended April 30, 2001, primarily due to a decreased number of patient days. Gross profit increased to 62% of revenues for the nine months ended April 30, 2001, from 56% for the nine months ended April 30, 2000, primarily due to the increases in basic fees.

           General and administrative costs increased $6,449,539 for the nine months ended April 30, 2001, compared to the nine months ended April 30, 2000. The primary factor for this was an expense of $4,596,600 for stock issued for services during the nine months ended April 30, 2001. No cash was used to pay for these services. In addition, the Company acquired rights to TK-1 technologies and has expended approximately $350,000 in developing those technologies during the nine months ended April 30, 2001. We had increased costs associated with exploring additional business opportunities and due to increased medical and clinic operations, salaries, clinic and administrative office rent and travel during the nine months ended April 30, 2001.

Liquidity and Capital Resources

           As of April 30, 2001, the Company had current assets of $396, 271 and current liabilities of $73,135. Clinic operations had been generating near breakeven cash flow through January 2001 but due to the change in the regulatory climate in Mexico and resulting decrease in the number of patients that have been treated at the clinic, the clinic has generated net negative cash flow since January 2001. We have sufficient cash to continue operations through October 2001 without generating any revenue. We are taking steps to reduce our fixed expenses, primarily by reducing staff size, and generate revenue through licensing our TK-1 technology. The research for the TK-1 technology will be paid for out of funds that have been set aside from the fees paid to BYU. If the research is successful, we will repay the research costs to BYU. Otherwise the balance of the funds paid to BYU will be returned. As of October 19, 2001, approximately $267,312 remained in the fund.

           In January 2001, we completed a private placement of 3,000 shares of Series B preferred stock to a single investor at $1,000 per share. Net proceeds were $2.4 million after costs of the issue.

Seasonal Aspects

     Historically, Clinica BioPulso has experienced lower patient occupancy during late fall and early winter months than during other times of the year. Although there may be other reasons for this, the treatments provided by Clinica BioPulso are elective treatments, and typically, patients may choose to not seek these treatments during holiday seasons, preferring instead to seek treatment at other times of the year.


                                    Business

           We are seeking to develop and market treatments complementary to the body's natural processes that build and restore the body's immune system. In our view, the accelerating trend toward alternative treatments is merging with rapid advances in biotechnology. Our goal is that BioPulse will become one of the leading companies at the convergence of these two trends.

           We manage clinical studies of our products and conduct research and development of alternative and biotechnology medicine. We have acquired the right to use and develop proprietary technologies and procedures in various aspects of alternative medicine and biotechnology. We believe that these technologies will assist in the early detection and monitoring of cancer through our TK1 cancer test and the treatment of cancer through immunotherapy treatments that are designed to stimulate or supplement the body's immune system and other host non-toxic approaches.

Industry Background

Growing trend toward alternative medicine.

           Healthcare is one of the largest industries in the world, estimated to account for over 10% of the gross national product of the United States. A growing trend in the healthcare field is the use of alternative or complementary medical treatments and therapies.

           Complementary and alternative treatments and therapies involve a broad range of healing philosophies, practices and approaches that commonly include acupuncture, herbs and vitamin supplements, aromatherapy, homeopathy, therapeutic massage, acupressure, traditional oriental medicine, mind and body control interventions such as visualization or relaxation, and manual healing. When these treatments and approaches are used instead of conventional medical treatment, they are referred to as alternative medicine; when they are used in addition to conventional treatments they are commonly referred to as complementary or integrative medicine.

           Americans' use of complementary and alternative medical treatments has been increasing in recent years. A survey published in the Journal of the American Medical Association in November 1998 reflects that the number of Americans using alternative therapies increased from 33% in 1990 to more than 42% in 1997. Information available from the National Center for Complementary and Alternative Medicine indicates that Americans spent more than $27 billion on alternative therapies in 1997, a spending level that exceeded out-of-pocket spending for all U.S. hospitalizations. Another article published in the Journal of the American Medical Association in September 1998 reported that 75 out of 117 U.S. medical schools then offered elective courses in complementary and alternative therapies.

           There are several possible reasons for increasing use of and interest in alternative medicine. One survey reflected that, in addition to frustration and dissatisfaction with conventional medicine, people elect complementary and alternative therapies because these health care alternatives mirrored their own values, beliefs and philosophical orientations toward life and health. We believe, based on our anecdotal experience with patients at our facilities, that in addition to these other dissatisfactions with conventional medicine, people are frustrated by their inability to receive alternative or new treatments domestically that are readily available elsewhere in the world, and this frustration enhances their interest in alternative or integrative medicine.

           Readily observable trends in marketing further illustrate the growing acceptance of alternative medicine. For example, herbal supplements that years ago were produced only in limited quantities by specialized manufacturers and sold primarily through niche health food stores are now produced by major pharmaceutical companies and sold in grocery stores and mainstream pharmacies.

           The United Stated government is also increasing its involvement in alternative medicine. In 1992, the National Institutes of Health, a branch of the U.S. Department of Health and Human Services, established the Office of Alternative Medicine. In 1999, pursuant to a congressional mandate, the Office of Alternative Medicine was expanded to the National Center for Complementary and Alternative Medicine, and continues to operate as a separate center of the National Institutes of Health. For the year 2000, NCCAM's budget was $75 million, an increase of 300% since 1997. Additionally, the National Cancer Institute, also a part of the National Institutes of Health, has established an Office of Cancer Complementary and Alternative Medicine, which oversees a Best Case Series Program designed to collect and evaluate complementary and alternative cancer treatments.

           The American Cancer Society also spends approximately $3 million to $4 million on research and education about alternative medicine, a significant increase over past years.

           For many Americans, the alternative medicine marketplace is crowded and confusing. There are innumerable products and services that claim to have medical benefits. We believe there is a tremendous opportunity to become one of the principal brand names for reliable alternative medicine, particularly with regard to cancer and other serious diseases.

Cancer Industry Background.

           Cancer encompasses diverse diseases that share the characteristic of abnormal cells that proliferate uncontrollably and spread throughout the body, forming collections of tumor cells called metastases. The American Cancer Society estimates that approximately 1.2 million new cases of cancer were diagnosed in the United States in 2000. Cancer causes over 550,000 deaths annually, making it the second leading cause of death in the United States.

           The National Institutes of Health estimates overall annual costs for cancer at $107 billion; $37 billion for direct medical costs (total of all health expenditures), $11 billion for indirect morbidity costs (cost of lost productivity due to illness), and $59 billion for indirect mortality costs (cost of lost productivity due to premature death). Treatment of breast, lung, and prostate cancers account for over half of the direct medical costs.

           Traditional treatments for cancer include surgery, radiation, and chemotherapy. These traditional treatments have well-known adverse side effects such as hair loss, decreased function of various organs, and substantially impaired immune systems leading to susceptibility to other diseases. The side effects of these treatments, combined with relatively low success rates for most cancers, has led some to question these methods of treatment.

           We believe that dissatisfaction with traditional cancer treatments has led to experimentation with an assortment of alternative treatments, including many offered at cancer clinics in Mexico, Europe, and Asia. The American Cancer Society estimates that as many as 75% of cancer patients use some sort of alternative medicine, in addition to traditional treatments such as chemotherapy. Anecdotal reports of success from these alternative treatments have circulated, but, to our knowledge, no comprehensive studies have been made.

           Many medical authorities accept the proposition that successful management of cancer involves three distinct activities: prevention, early detection, and effective treatment. Prevention involves, among other things, lifestyle changes that include eliminating smoking and other cancer-causing activities, adoption of an improved diet, and a regular exercise regimen.

           We plan to focus primarily on the development of products and procedures designed to permit early detection and effective treatment of cancer. Early detection is important because, for most cancers, the earlier treatment is rendered the greater the likelihood of success. For example, some studies show that when breast cancer is detected while still localized and before metastatic spread, the five-year survival rate is 97% or better. If the cancer spreads regionally before treatment, the five-year survival rate drops to around 75%. If there is distant metastasis, the five-year survival rate drops to 20%.

           The American Cancer Society and the National Cancer Institute recommend that the approximately 74 million Americans age 50 and above undergo regular cancer screening tests for breast, colorectal, prostate, and other cancers. We believe that many people do not undergo regular screening tests because of the cost, inconvenience, and invasiveness of the currently available procedures and the relatively unreliable results for certain of these tests.

           Effective treatment of cancer historically has meant a reduction in tumor size or, ideally, complete remission of the cancer. The adverse side effects of traditional treatments have led many companies to research new treatments that can accomplish remission without otherwise harming the patient.

Many of the promising treatments are in the field of immunotherapy. The basic premise of these treatments is that the body's own immune system can fight cancer. This premise is shared by many of the alternative treatments, although the methodologies differ substantially.

History

           BioPulse International, Inc., was incorporated in Nevada on July 13, 1984, under the name Universal Financial Capital Corp., and changed its name in September 1985, to International Sensor Technologies, Inc ("IST"). As IST, the Company incurred heavy losses, had no revenue from operations and, subsequently, experienced five years of inactivity.

           On January 9, 1999, the Company acquired BioPulse, Inc., a Utah corporation ("BPI"). Jonathan Neville, Loran Swensen, and Dr. Robert Morrow founded BPI in June 1998. From the time it was formed, until the time of its acquisition, the primary operations of BPI were related to developing its business plan, researching alternative medical treatments and technologies, and investigating clinics in Mexico. At the time of the acquisition, BPI had approximately $75,000 of liabilities and no material assets. Similarly, the Company had no liabilities and no significant assets. The acquisition of BPI was negotiated at arms length between Jonathan Neville, Loran Swensen and Dr. Robert Morrow on behalf of BPI and Briton McConkie and Stephen Fey on behalf of the Company. Prior to the acquisition of BPI, the Company had approximately 70,000 shares of common stock issued and outstanding. At the time of the acquisition, the Company changed its name to BioPulse International and issued 3,200,000 restricted BioPulse International common shares to the shareholders of BPI, in exchange for all of the issued and outstanding shares of BPI. In that transaction, Jonathan Neville received 1,089,200 shares, Loran Swensen received 1,004,200, and Dr. Morrow received 317,000. The Company's shareholders received 800,000 shares of restricted common stock in exchange for their shares of IST. Of these 800,000 shares, Mr. Fey and Mr. McConkie each received 336,500 shares of common stock.

           During 1998 and 1999, our operations consisted of evaluating a variety of available alternative treatments with a focus on treatments that might be effective in rebuilding the body's natural immune system to fight cancer and other degenerative diseases. We also entered into a management agreement with the Dr. Omar Sanchez clinic in Mexico for which a locally licensed staff was recruited and in which we have implemented certain selected alternative treatments discussed below.

           During 2000, we began expanding the scope of the treatments we were evaluating to include developments in biotechnology. We believe that recent advances in biochemistry and microbiology have the potential to explain the observable benefits of alternative medicine so these treatments can be optimized. At the same time, we believe that developments in biotechnology and immunotherapy hold the promise of new treatments that are consistent with the alternative medicine philosophy of improving overall health by working with the body's natural systems to fight disease.

           During 2001, the Mexican government revamped its oversight of medical clinics subject to its jurisdiction. It sent new health department inspectors to review the operations and permits of many clinics in Tijuana, Mexico. This led to the closure of several clinics there. Dr. Sanchez' clinic also was inspected. The inspectors determined that while the clinic personnel were properly qualified, they had not submitted all of their protocols for government review. On February 15, 2001, one treatment room was closed pending review of the protocols. The clinic submitted applications for licenses for four protocols (insulin hypoglycemic therapy, chelation, colonic treatments, and dendrytic cell therapies) in May 2001. On May 9, 2001, the Instituto de Servicios de Salud Publica Del Estado De Baja California (the Mexican health authorities) reopened the treatment room. On October 17, 2001, the company was notified that the licenses for the three of the four protocols were approved without conditions and the license for the dendritic cell therapies was approved provisionally, pending a six month review. As a result of the new policy, the clinic decided not to seek new patients until all the necessary protocols had been approved. In addition, the clinic will not charge patients specifically for the dendritic cell therapies during the six month provisional phase of the license.

           During 2001, we have formed two Delaware corporations as wholly owned subsidiaries. One subsidiary, Complesys, Inc., has assumed responsibility for developing the TK1 test described below. We have assigned the license agreement with BYU for the TK1 test to Complesys. The other subsidiary, Contiquity Labs, Inc., has assumed responsibility to develop and market consumer products in the nutritional supplement sector.

Our Business Strategy

           Our approach of combining alternative medicine techniques with the latest biotechnology advances is designed to capitalize on the convergence of traditional and alternative medicines.

            Our objective is to continue to enhance the management of an operating clinic that provides up-to-date alternative and biotechnology cancer treatments and rely on our management and operational experience to develop and test leads for new cancer diagnostic and therapeutic products. We believe that our TK1 test may enable the early detection and monitoring of cancer. In addition to the TK1 test, we are developing therapeutic treatments designed to help the body's natural immune system to fight cancer, including our continued development of therapies using the following types of products:

          o Dendritic cell "cancer vaccines" using broad-spectrum tumor antigens;

          o Angiogenesis, the formation of new blood vessel inhibitors, including PGM, a substance usually capable of stimulating an immune response;

          o    Immune system stimulants such as MPGC; and

          o    Broad-spectrum   cytokines   -  a  class   of   immunotregulatory
               substances secreted by cells of the immune system.

           The key elements of our approach are to:

     1.   Develop improved diagnostics for early detection of cancer.

     2. Discover and develop improved therapies and diagnostics directed at enhancing natural immune resistance.

     3. Offer promising therapies as quickly as possible, anywhere in the world where such therapies are permitted, through qualified and licensed health care providers and modern medical facilities.

     4.   Form  collaborations  with  other  research  companies  and  operating
          clinics  to  accelerate  product   development  and  adoption  of  our
          products.

           We plan to implement these elements through our clinic operations, our biotechnology product line, and our alternative medicine protocols.

Clinic Operations

           To date, most of our revenues have been derived from our relationship with our clinic in Tijuana, Mexico called Clinica BioPulso. In December 1999, we entered into a clinic management agreement with Dr. Omar Sanchez, a surgical oncologist, under which we provided clinic management services for Clinica BioPulso.

           The clinic's entire medical staff is locally licensed. The clinic has 40 rooms for resident patients, three group treatment rooms, a pharmacy, a laboratory, a surgery room, and several offices for doctors and administration. During 2000, the clinic began administering a comprehensive alternative treatment program including insulin hypoglycemic therapy, chelation, colonic treatments treatments, and dendrytic cell therapies.

           The scientific support that we provide includes information and training regarding the procedures related to our cancer vaccines; the PGM angiogenesis inhibitor; the MPGC immune stimulant; and various cytokine mixtures and preparations.

           We also provide equipment including laboratory or medical equipment necessary to administer the clinic's treatment program, including liquid nitrogen containers, sterile hoods, centrifuges, incubators, environmental monitoring equipment, and other related lab equipment. We do not manufacture or assemble any equipment. Supplies that we provide from time to time include common laboratory supplies and various reagents and solutions required for laboratory processes.

           Clinica BioPulso has drawn patients from around the world, but primarily from the United States. We may help develop additional clinics in Mexico and other countries.

           Prior to June 2000, we had an association with a German clinic that began in November 1999. Since January 2000, the German clinic has not utilized our protocols, and we have not referred patients to the clinic. We have had preliminary discussions with clinics in other countries, including Australia, China, and Costa Rica, that are interested in participating in our clinical studies. As of October 19, 2001, we had no firm commitments or agreements with any of these other clinics.

Our Biotechnology Product Line

           We have not yet sought approval from the FDA or any other regulatory agency for any of our products, including our cancer vaccine, anti-angiogenesis, cytokine, or immune-stimulant products. We will not be able to commercialize any of our potential products in the United States until we obtain FDA approval, so any delay in obtaining, or inability to obtain, FDA approval could substantially harm our business.

           We are conducting studies of our cancer vaccines and other biotechnology products discussed below on a fee-for-services basis at Clinica BioPulso. Participants apply to participate in the studies. The doctors who are supervising the study review the applications. Once an application is accepted, participants receive an explanation of the procedures, including the potential risks, and sign informed consent forms. Participants are free to withdraw from these studies at any time.

     Typically, the fee-for-services program reduces the cost of conducting clinical studies of the products. However, from time to time, we accept participants who are unable to pay, and occasionally, the cost of the treatment for a particular participant may exceed the fee. However, the fees generated usually cover the cost of the studies, and we do not expect to run a deficit in conducting these patient studies. The primary budgetary impact on us is in purchasing the equipment necessary for diagnostics and treatment. This equipment includes blood analysis machines, patient monitoring equipment, incubators, sterile hoods, centrifuges, other equipment required to prepare and store the vaccines, and other laboratory supplies. We expect to purchase additional diagnostic equipment as funds become available either through operations or through future debt or equity financing.

           TK1 Cancer Screening Test.

           We consider existing tests for the early detection of cancer to be invasive, expensive, and not sufficiently reliable. We also believe that commercially available methods of monitoring the progress of patients during cancer treatment are inadequate.

           We believe that our Thymidine Kinase-1, or TK1, test may enable early detection and monitoring of several types of common cancers in an efficient and cost effective manner. In addition, we believe that once we have finalized development of a kit using the Enzyme-Linked Immunosorbent Assay (ELISA) format, administration of the TK1 test would require only a small blood sample and could also be incorporated into a standard blood test panel. The ELISA format is a fundamental tool of clinical immunology, based on the principle of antibody-antibody interaction. Incorporation of the TK1 test into a kit using this format would provide easy visualization of results and would enable detection of the presence and amount of TK1. Moreover, the test could be completed without the expense and other problems of using radioactive materials. For these reasons, we believe that medical practitioners would order our cancer screening tests, if and when available, as part of a regular screening program for the early detection of various cancers, for use in assessing the progress of patients undergoing cancer treatment, and for use in determining prognosis post-treatment.

           The TK1 test was originally developed at Brigham Young University and is being further developed by Covance Research Products, Inc., in Denver, Pennsylvania. We licensed the intellectual property rights to the TK1 test from BYU under a license agreement, dated as of December 1, 2000 (the "BYU Agreement").

           Under the BYU Agreement, BYU granted us exclusive, worldwide right and license (subject to an option agreement between BYU and a private laboratory which grants rights in the countries of Japan, China, Taiwan, Korea, Malaysia, Indonesia, Philippines, and Singapore, and to BYU's right to use the licensed technology for continuing research and non-commercial academic uses) to develop, manufacture, sell, and otherwise transfer the in vitro serum diagnostic TK and TK1 tests and related products. We are required under the agreement to make royalty payments and meet performance milestones.

           We are collaborating closely with BYU to monitor Covance's efforts. To that end, we entered into a statement of work agreement with Covance in February 2001. Our responsibilities under the statement of work agreement include:

          -    supplying enough antigen to prepare the proposed calibrator lots;

          - supplying at least two cell lines that make the monoclonal antibodies suitable for use in the proposed ELISA sandwich assay for TK1; and

          - supplying purified monoclonal antibody to be used in the proposed ELISA sandwich assay for TK1.

We have provided these materials to Covance through BYU.

           The remaining research and development necessary to bring the product to the stage where we can begin the process of receiving FDA approval, which is being done primarily by Covance with our assistance and the assistance of BYU, includes cell culture, cloning and freezing; antibody production, purification and labeling; calibrator definition, design, evaluation, test lot production, and stability testing; assay design and optimization; sensitivity; precision; and testing on patient samples. We estimate that this process will continue through December 2001 at a cost to us of approximately $200,000. The work Covance is doing is directly related to development of the serum ELISA diagnostic kit required in the BYU agreement. Covance is not responsible for the clinical trials or the applications for FDA approval, which are both our responsibility. We have identified sources of blood serum for use in the clinical trials, which we will commence once the ELISA kit is prepared.

           In April 2001, we modified our agreement with BYU to provide that BYU would refund to us $400,000 of the initial license fee, and that an additional $300,000 of the initial license fee would be put into escrow and dedicated toward the development of the TK1 technology. Under the modified agreement, we agreed that within 60 days of the commencement of marketing of the TK1 test, we would repay to BYU the refunded $400,000, along with the portion of the escrowed funds spent on development of the TK1 test, as well as an additional $100,000, all as a revised initial license fee.

           Biotechnology Cancer Treatments.

           We believe immunotherapy may overcome many of the limitations of current cancer therapies by enabling a patient's immune system to recognize and destroy cancerous cells both at the site of origin and at sites of metastases.

We believe this may be feasible through either alternative methods or biotechnology methods, but we believe the best approach is an integrative approach relying on both methods.

           One immunotherapy treatment we are researching is a "cancer vaccine." In connection with this research, in August 2000, we entered into an agreement with Aidan, Incorporated (the "Aidan Agreement"), in which Aidan licensed to us the intellectual property rights, including the right to manufacture and market a proprietary cancer vaccine. Aidan also licensed to us the intellectual property rights to additional cancer treatments to additional cancer treatments that we believe may complement the cancer vaccines. Among these are a patented anti-angiogenesis product that can be administered clinically; an immune-stimulant product made from bacterial cell wall extracts that we believe may act as a vaccine adjuvant, which enhances the immune system response to antigens; and a proprietary mixture of cytokines that we believe may act as an adjuvant. Under the Aidan Agreement, we paid BYU an initial license issue fee and are required to make additional royalty payments based upon adjusted gross sales of the licensed products, improvements, or processes. In addition, we are obligated to pay certain minimum royalty payments in calendar year 2003 and each year thereafter.

           We plan to retain commercial rights for our products in the United States and many parts of the world, although we may collaborate with other companies in some areas.

                     1.        Cancer Vaccine.

           A new approach to cancer therapy takes advantage of the possibility that dendritic cells may activate the immune system to attack tumor cells. Dendritic immune cells are specialized antigen-presenting cells found in trace numbers in the blood stream and in lymph and non-lymph tissues in the human body. They play a crucial role in the initiation of the immune response, including activation of cytotoxic T lymphocytes. They derive their name from the branch-like structures (dendrites) on their cell membranes, on which they present antigen. The process of using dendritic cells to attack tumor cells is referred to in both scientific and popular media as a "cancer vaccine." These are therapeutic, as opposed to preventative, vaccines. The feasibility of the cancer vaccine approach has been tested in in vitro studies (studies done in an artificial environment) and in animal and human studies. Approval for Phase I and Phase II human clinical trials of dendritic cell therapy has been granted to several companies and institutions by the FDA. We have not yet applied for or received regulatory approval to begin clinical trials of our dendritic cell therapy, or cancer vaccine.

           The method of treatment in the protocol we have licensed from Aidan is as follows: Monocytes are isolated from patient blood and converted into dendritic cells using cytokines. The dendritic cells are then exposed in vitro to tumor antigens. These "programmed" dendritic cells are then re-infused into the patient intravenously, through the blood, and intradermally, through the skin. The re-infused cells may come in contact with lymphocytes and may induce an immune response toward the tumor antigen.

           We believe that an important element in the success of a cancer vaccine is the tumor-associated antigen that is exposed to the dendritic cells in vitro. Tumor associated antigens are being discovered yearly. However, identification, purification, and characterization of these antigens are costly and time consuming. To date, no tumor-associated antigen with 100% specificity and sensitivity has been identified.

           Aidan found that dendritic cells pulsed with a high molecular weight isolate of antigen-containing, autologous tumor, without identification, purification, or characterization of tumor associated antigens, can effectively induce T lymphocyte mediated cytotoxicity of human tumor cells in vitro. Based on studies conducted by Aidan, we believe that an in vivo immune response against tumor cells can be elicited by infusion of autologous dendritic cells that have been primed (pulsed) with high molecular weight autologous tumor isolates.

           Aidan also found that dendritic cells pulsed with a high molecular weight isolate of autologous urine, without identification, purification, or characterization of tumor associated antigens, can induce T lymphocyte mediated cytotoxicity of human tumor cells in vitro as effectively as dendritic cells pulsed with a target cell membrane derived antigen. Based on Aidan's research, we believe that an in vivo immune response against tumor cells can be elicited by infusion of autologous dendritic cells that have been primed (pulsed) with high molecular weight extracts of autologous human urine.

                     2.        PGM, Angiogenesis inhibitor.

           A healthy human body controls blood vessel development through a process of stimulating or inhibiting angiogenesis, the formation of new blood vessels. Normally, the inhibitors dominate the stimulators so angiogenesis does not occur. Excessive angiogenesis is noted in cancer and other diseases including diabetic blindness, rheumatoid arthritis, and psoriasis. The new blood vessels feed the diseased tissues, which destroys normal tissue because the diseased cells produce abnormal amounts of angiogenic stimulants or growth factors, overwhelming the natural inhibitors. These new blood vessels also allow tumor cells to escape into the blood system and find their way to other organs. This migration is known as tumor metastases.

           In 1971, Judah Folkman, a well-known physician and researcher, hypothesized that controlling angiogenesis, the growth of new blood vessels, could be a feasible anti-tumor strategy. Anti-angiogenesis therapies help the body fight tumors by halting new blood vessel growth. This may help starve the tumor and prevent metastases.

           Because of an anecdotal report of complete remission in a case of human ovarian carcinoma after consumption of an extract of the ubiquitous plant Convolvulus arvensis, Aidan tested extracts of this plant for anti-angiogenesis and immune stimulating effects. Convolvulus arvensis is known to contain toxic alkaloids. Aidan developed a method to process the plant to minimize the alkaloids while preserving the anti-angiogenic and immune stimulating effects. The extract is primarily comprised of proteoglycan molecules and has been named PGM. Aidan has shown that the extracted plant product does have anti-angiogenic and immune system stimulating effects on human tumor cell lines. Aidan currently offers PGM in both clinical preparations and oral preparations for consumer use as a food supplement. Aidan's studies showed that the clinical preparations were more effective. We have licensed the right to use clinical preparations from Aidan on an exclusive basis. We also distribute the oral preparations to participants in clinical studies as determined by doctors. The trademark name for the commercial product containing PGM is "C-statin(TM)." The product is covered by U.S. patent No. 6,083,510 issued in July 2000. Aidan is the current licenseholder of this patent.

                     3.        MPGC, Immune stimulant.

           MPGC (Muramul polysaccharide glycan complex) is a preparation created from a bacterial cell wall extract that we believe is capable of stimulating conversion of inactive immune cells into active immune cells. We believe that MPGC may also act as a powerful vaccine adjuvant. Like PGM, Aidan currently offers MPGC in both clinical preparations and oral preparations for consumer use as a food supplement. Aidan's studies showed that the clinical preparations were more effective. We have licensed the clinical preparations from Aidan on an exclusive basis. We distribute the oral preparations to patients at the clinic in Mexico as determined by attending physicians. Aidan has applied for a patent on MPGC. The application is still pending.

           Aidan's studies also show that PGM and MPGC are more effective when used in combination than when used separately. This synergy is the subject of continued research by us in connection with Aidan.

                     4.        Cytokine mixture.

           Cytokines are a family of small, intercellular regulatory proteins that mediate a variety of immunologic and non-immunologic biological functions. Cytokines are grouped by function and include: interleukins; tumor necrosis factors; lymphotoxins; interferons; colony-stimulating factors; chemokines; and miscellaneous cytokines.

           Cytokines produced by other companies have been used successfully in cancer treatment. For example, recombinant interleukin 2 (formulated and sold as Proleukin, by Chiron Corporation) has received approval for human use in the treatment of metastatic renal cell carcinoma and malignant melanoma. Recombinant interferon alfa-2B (formulated and sold as Intron A, by Shering Corporation) has received approval for human use for the treatment of hairy cell leukemia, malignant melanoma, follicular lymphoma, and Kaposi's sarcoma.

           Cytokines are produced by a variety of cell types. Both lymphocytes and monocytes produce several cytokines in response to immune challenge. Cells naturally produce several cytokines simultaneously. Several studies have suggested that synergistic anti-tumor effects occur when cytokines are used in combination as opposed to being used singularly.

           One of the reasons that the normal immune system does not respond to cancer is that dendritic cells naturally found in proximity to tumors are unable to effectively present antigen to T cells, which have a role in cell-mediated immunity and immunoregulation. These dendritic cells lack costimulatory molecules on their cellular surface, including CD 80 and CD 86, which are necessary for T cell activation. They also lack CMRF-44 and CD 83, which are markers indicating the maturity of the dendritic cells. We believe that inducing the expression of CD 80 and CD 86 may be of therapeutic advantage in the treatment of malignancies.

           Aidan has developed and licensed to us a method for using a monocyte-conditioned medium (MCM) to convert inactive, ineffective dendritic cells into active, migrating, effective dendritic cells. In addition, the MCM contains cytokines that may have direct anti-tumor activities. Aidan's pilot clinical trial showed that the MCM induced rapid tumor cell death.

Our Alternative Medicine Protocols.

           We consider all of our treatment methodologies currently to be in clinical experimental status and so inform all participants in our studies. In all cases, our approach is to assist and enhance the body's natural immune system in the context of whole body-mind healthiness. A major thrust of our plan of operations is to develop thorough, long-term clinical studies of the results of our treatment methodologies and any products we may develop. We then plan to obtain regulatory approval for these treatments as necessary to allow further commercialization.

           One of the treatments being studied in Clinica BioPulso is the use of insulin-induced hypoglycemic therapy (IHT) as an aggressive cancer treatment. IHT uses a regulated level of insulin and other medications to induce a hypoglycemic state in the patient that allows the attending physician to regulate blood oxygen levels, body temperature, and pH levels. This enables the attending physician to create an environment that we believe is intolerable to fast-growing cancer cells. Patients are continually monitored by a physician and medical personnel throughout the procedure using standard hospital monitoring equipment and medicine to maintain safety.

           In addition to studying IHT, Clinica BioPulso also studies other alternative treatments that we believe may prove beneficial to cancer patients such as targeted nutritional programs and cleansing procedures.

           Regulatory Environment

           Regulation by governmental authorities in the United States and foreign countries is a significant factor in the manufacture and marketing of our proposed products and our research and development activities. All of our products will require regulatory approval by governmental agencies prior to commercialization. In particular, human therapeutic products must undergo rigorous pre-clinical and clinical testing and other pre-market approval procedures by the FDA and similar authorities in foreign countries. Since certain of our potential products involve the application of new technologies, regulatory approvals may take longer than for products produced using more conventional methods. Various federal and, in some cases, state statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of such products. The lengthy process of seeking these approvals, and the subsequent compliance with applicable federal statutes and regulations, requires the expenditure of substantial resources.

           Additionally, the healthcare industry is heavily regulated. In the United States, a variety of governmental agencies have jurisdiction over health care products and services. For example, each state has licensing boards that regulate the ability of individuals to work as physicians, nurses, or other health care providers. The FDA regulates the use of drugs within the United States. Other countries have comparable regulatory frameworks. We have a policy of obtaining all required permits, licenses, and bonds to operate our facilities and sell our products and services. We have retained counsel to assist us in understanding and complying with these various regulations both in the United States and abroad.

           FTC Regulation

           Additionally, the Federal Trade Commission (FTC) regulates certain aspects of the practice of medicine, including advertising and marketing. As a general rule, anyone who makes a statement or claim in advertising a product or service must possess and rely on a reasonable basis for such statement or claim. The FTC oversees the enforcement of the legal requirement that advertisers substantiate express or implied claims, however conveyed, that make objective assertions about the item or service advertised. Objective claims for products or services represent explicitly or by implication that the advertiser has a reasonable basis supporting claims made.

           To the extent that the labeling or the advertising of our products include express or implied claims regarding the products, we will be subject to federal laws and regulations regarding truth in advertising and may be required to substantiate any or all claims made. We will continue to work with counsel to assist us in understanding and complying with these various regulations both in the United States and abroad.

           On February 2, 2001, we received a letter from the FTC's Western Region notifying us that the FTC is conducting an inquiry into our advertising of health care products and treatments. The purpose of the inquiry is to determine whether we have engaged in unfair or deceptive acts or practices, including whether we can substantiate claims we have made relating to treatments for cancer and other diseases. The FTC's Western Region has advised us that neither this notification, nor the existence of this inquiry should be viewed as an accusation by the FTC or its staff of any wrongdoing. We have responded to the FTC and are awaiting further comments.

           FDA Approval Process

           Our cancer screening tests and cancer treatments may be subject to regulation by the FDA and by state and foreign authorities or their designated representatives. Under the U.S. Federal Food, Drug and Cosmetic Act and the regulations promulgated thereunder, as a manufacturer of medical devices, we may be required to comply with policies and procedures that regulate the manufacturing, composition, labeling, testing, packaging and distribution of medical devices. In addition, medical devices are subject to different levels of government approval requirements, the most comprehensive of which requires the completion of an FDA approved clinical evaluation program and submission, and approval of a premarket approval application before a device may be commercially marketed. The FDA also conducts inspections before approving a premarket approval application to determine compliance with the quality system regulations which cover manufacturing and design.


           After premarket approval is received, the FDA may require testing and surveillance programs to monitor the effectiveness of approved products which have been commercialized. It has the power to prevent or limit further marketing of a product based on the results of such post-marketing programs. In addition, the FDA may, at any time after the approval of a premarket approval application, conduct periodic inspections to determine compliance with good manufacturing practice regulations and current medical device reporting regulations. If the FDA concludes that we are not in compliance with applicable laws or regulations, it can institute proceedings to:

           -         seize our product;

           -         issue a product recall;

           -         impose operating restrictions; and/or

           -         assess civil penalties or recommend criminal prosecution.


           The FDA also regulates recordkeeping for medical devices and reviews hospital and manufacturers' required reports of adverse experiences to identify potential problems with FDA-authorized devices.

           Some of the products that we intend to develop and market can be cleared under Section 510(k) of the Federal Food, Drug and Cosmetic Act. The process of obtaining Section 510(k) clearance typically requires less time and expense than the premarket approval process. Section 510(k) clearance normally takes from six months to one year, but can take years, and generally requires the submission of supporting data, which in some cases can be extensive. In addition, the FDA may require review by an advisory panel as a condition for
Section 510(k) clearance. We intend to continue to rely on the Section 510(k) process with regard to certain products, such as any additional cancer vaccines or cancer screening tests we may develop. However, we may develop and produce enhancements to our existing products that will require clearance under the FDA's more lengthy and expensive premarket approval process, which can take a number of years and can require extensive supporting documentation. If we encounter difficulties in the premarket approval process, the commercial marketing of any future canceer screening tests and vaccines could be substantially delayed or prevented.


           We expect that the TK1 test will be our first product that will go through the FDA process, and we are taking steps to begin generating the necessary data and other requirements to successfully obtain FDA approval. We may need to obtain additional funding through grants, debt or equity financing, or corporate partnerships to complete the steps necessary for FDA approval. We intend to develop our TK1 technology in three ways:

          -    perform cancer screening services in our own laboratories;

          - license our intellectual property and sell our reagents that target TK1 to leading clinical reference laboratories to allow them to perform their own screening tests, using their own methods and equipment; and

          - package our technologies in the form of diagnostic test kits that clinical laboratories can use to conduct screening services.

The FDA treats each of these alternatives differently.

           Providing testing services directly

           The FDA does not actively regulate most laboratory tests that have been developed and used by the laboratory conducting the test. However, the FDA does regulate reagents such as ours that react with a biological substance to identify a specific chemical substance. These regulations provide that most such reagents, which the FDA refers to as analyte-specific reagents, are exempt from the FDA's premarket review requirements.

           If the FDA were to decide to regulate in-house developed laboratory tests, to require premarket approval or clearance of our analyte specific reagents, or to conclude that licensing our intellectual property constitutes non-compliant labeling, the commercialization of our products and services could be delayed, halted, or prevented. In addition, the FDA could impose penalties on us or seek other enforcement actions. Similarly, if the FDA were to determine that our blood collector requires premarket approval or clearance, the sale of our products and services could be delayed, halted, or prevented, and the FDA could impose penalties on us or seek other enforcement action.

           Finally, our reagents will be subject to a number of FDA requirements, including compliance with the FDA's quality system regulation that establishes extensive regulations for quality control and manufacturing procedures. Failure to comply with these regulations could subject us to enforcement action. Adverse FDA action in any of these areas could significantly increase our expenses and limit our revenue and profitability.

           Licensing our technology

           Reagents generally do not require FDA approval or clearance if they are sold to clinical laboratories licensed by the government to perform high complexity testing and are labeled in accordance with FDA requirements, including a statement that their analytical and performance characteristics have not been established. A similar statement would also be required on all advertising and promotional materials relating to analyte specific reagents such as ours. Laboratories are also subject to restrictions on the labeling and marketing of tests that have been developed using analyte specific reagents. The analyte specific reagent regulatory category is relatively new and its boundaries are not well defined. It is unclear whether any changes to current reagent regulation would affect the licensing of our tests.

           We believe that our in-house testing and the analyte specific reagents we intend to sell to clinical reference laboratories do not require FDA approval or clearance. We cannot be sure, however, that the FDA will not assert that our tests or one or more of our reagents require premarket approval or clearance. In addition, we cannot be sure that the FDA would not treat the licensing of the intellectual property we rely on as labeling that would subject the reagent to premarket approval or clearance and other FDA regulation. Moreover, we cannot be sure that the FDA will not change its position in ways that could negatively affect our operations.

           Any diagnostic test kits that we may sell would require FDA approval or clearance before they could be marketed. There are two review procedures by which a product may receive this approval or clearance. Some products may qualify for clearance under a premarket notification procedure, referred to as 510(k) procedure, in which the manufacturer provides to the FDA a premarket notification that it intends to begin marketing the product and demonstrates to the FDA's satisfaction that the product is substantially equivalent to a legally marketed product, which means that the product has the same intended use as, is as safe and effective as, and does not raise questions of safety and effectiveness different from those of a legally marketed device. A 510(k) submission for an in vitro diagnostic device generally must include manufacturing and performance data, and in some cases, it must include data from human clinical studies. Marketing may commence when the FDA issues a clearance letter.

           If a medical device does not qualify for the 510(k) procedure, the FDA must approve a premarket approval application ("PMA") before marketing can begin. PMA applications must demonstrate, among other matters, that the medical device is safe and effective. A PMA application is a complex submission, usually including the results of preclinical and extensive clinical studies. Before the FDA will approve a PMA, the manufacturer must pass an inspection of its compliance with the requirements of the FDA's quality system regulations.

           We believe that our TK1 diagnostic test kit may require PMA approval. Once Covance has completed development of the serum diagnostic ELISA kit, we intend to apply for pre-market approval. The PMA process is lengthy and costly, and we cannot be sure that the FDA will approve PMAs for our products in a timely fashion, or at all. FDA requests for additional studies during the review period are not uncommon and can significantly delay approvals. Even if we were able to gain approval of a product for one indication, changes to the product, its indication, or its labeling would be likely to require additional approvals.

           Physicians who order our TK1 cancer screening test will need to obtain blood serum from patients. This blood serum will have to be transported to a laboratory. Tissue transport and storage containers are also medical devices regulated by the FDA, although they generally have been exempt by regulation from the FDA's premarket clearance or approval requirement. We believe that our blood serum container falls within the exemption, but we cannot be sure that the FDA will not assert that our container is not exempt and seek to impose a premarket clearance or approval requirement.

           Regardless of whether a medical device requires FDA approval or clearance, a number of other FDA requirements apply to its manufacturer and distributors. Device manufacturers must be registered and their products listed with the FDA. Certain adverse events and product malfunctions must be reported to the FDA. The FDA also regulates the product labeling, promotion, and in some cases, advertising, of medical devices. Manufacturers must comply with the FDA's quality control system regulations that establish extensive requirements for quality control and manufacturing procedures. Thus, manufacturers and distributors must continue to spend time, money, and effort to maintain compliance. Failure to comply can lead to enforcement action. The FDA periodically inspects facilities to ascertain compliance with these and other requirements.

           To the extent that we perform cancer screening tests in our own laboratories in the United States, we will be subject to federal and state laws and regulations regarding the operation of clinical laboratories. The federal Clinical Laboratory Improvement Act and laws of certain states impose certification requirements for clinical laboratories and establish standards for quality assurance and quality control. Clinical laboratories are subject to inspection by regulators and possible sanctions for failing to comply with applicable requirements. Sanctions available under the Clinical Laboratory Improvement Act include prohibiting a laboratory from running tests, requiring a laboratory to implement a corrective plan, and imposing civil money penalties. If we fail to meet the requirements of the Clinical Laboratory Improvement Act or other federal or state law, we could be stopped from providing services and incur significant expense, thereby limiting our revenue and profitability.

           All of our potential cancer vaccine, anti-angiogenesis, cytokine, and immune-stimulant products, as well as our cell processing and manufacturing activities, are subject to comprehensive regulation by the FDA in the United States and by comparable authorities in other countries. The process of obtaining FDA and other required regulatory approvals, including foreign approvals, is expensive and often takes many years and can vary substantially based upon the type, complexity, and novelty of the products involved. Because our cancer vaccines and our other products are novel, regulatory agencies do not have experience with them. This may lengthen the regulatory review process, increase our development costs, and delay or prevent commercialization of our cancer vaccines and our other products. To our knowledge, no cancer vaccine using dendritic cell technologies has been approved for marketing in the United States. Consequently, there is no precedent for the successful commercialization of our cancer vaccine products. Our other products differ in many respects from other anti-angiogenesis cytokine and immune-stimulant products that have gone through the FDA process, so we do not know whether the FDA will treat our products as it has treated related products. In addition, we have had only limited experience in filing and pursuing applications necessary to gain regulatory approvals, which may impede our ability to obtain timely approvals from the FDA. We have not yet sought FDA or other regulatory approval for our cancer vaccine, anti-angiogenesis, cytokine, or immune-stimulant products. We will not be able to commercialize any of our potential products in the United States until we obtain FDA approval, and so any delay in obtaining, or inability to obtain, FDA approval would harm our business.

           If we violate regulatory requirements at any stage, whether before or after marketing approval is obtained, we may be fined, forced to remove a product from the market, or experience other adverse consequences including delay, which could materially harm our financial results. Additionally, we may not be able to obtain the labeling necessary or desirable for the promotion of our products. We may also be required to undertake post-marketing trials. In addition, if we or others identify side effects after any of our vaccines or other products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and the FDA and other regulatory agencies may require reformulation of our vaccines, additional clinical trials, changes in labeling of our vaccines, and additional marketing applications.

           An investigational new drug application must become effective before human clinical trials may commence in the United States. The investigational new drug application is automatically effective 30 days after receipt by the FDA, unless before that time the FDA requests an extension to review the application or raises concerns or questions about the conduct of the trials as outlined in the application. In the latter case, the sponsor of the application and the FDA must resolve any outstanding concerns before clinical trials can proceed.

However, the submission of an investigational new drug application may not result in the FDA authorizing us to commence clinical trials in any given case.

           Preclinical studies involve laboratory evaluation of product characteristics and animal studies to assess the efficacy and safety of the product. The FDA regulates preclinical studies under a series of regulations called the Good Laboratory Practices regulations. If the sponsor violates these regulations, the FDA, in some cases, may invalidate the studies and require that the sponsor replicate those studies.

           If testing of a particular product does not yield successful results, we will be unable to commercialize that product. We must demonstrate that our products are safe and effective in humans through extensive preclinical and clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including different or unexpected results in later clinical trials, risk to participating subjects or patients, undesirable side effects, or other problems that would preclude regulatory approval or limit the commercial use of the products if approved.

           Moreover, it may take longer to complete our clinical trials than we project, or we may not be able to complete them at all. Clinical testing is very expensive and may take many years, and the outcome is uncertain. The data collected from our clinical trials may not be sufficient to support approval by the FDA of any of our cancer vaccines or other products. The FDA may not ultimately approve any of our product candidates for commercial sale. Our failure to demonstrate adequately the safety and efficacy of a cancer vaccine or any other product would delay or prevent regulatory approval of that product, which could prevent us from achieving profitability in that product line.

           Mexican Regulatory Issues

           During 2001, the Mexican government revamped its oversight of medical clinics subject to its jurisdiction. It sent new health department inspectors to review the operations and permits of many clinics in Tijuana, Mexico. This led to the closure of several clinics there. Dr. Sanchez' clinic also was inspected. The inspectors determined that while the clinic personnel were properly qualified, they had not submitted all of their protocols for government review. On February 15, 2001, one treatment room was closed pending review of the protocols. The clinic submitted applications for licenses for four protocols (insulin hypoglycemic therapy, chelation, colonic treatments, and dendrytic cell therapies) in May 2001. On May 9, 2001, the Instituto de Servicios de Salud Publica Del Estado De Baja California (the Mexican health authorities) reopened the treatment room. On October 17, 2001, the company was notified that the licenses for the three of the four protocols were approved without conditions and the license for the dendritic cell therapies was approved provisionally, pending a six month review. As a result of the new policy, the clinic decided not to seek new patients until all the necessary protocols had been approved. In addition, the clinic will not charge patients specifically for the dendritic cell therapies during the six month provisional phase of the license.

           The Company feels that it was in compliance with all applicable regulations regarding operation of the clinic prior to the alteration of oversight of medical clinics. Nevertheless, the Company will continue to work closely with appropriate Mexican government officials to ensure ongoing compliance with applicable regulations.


           International sales of our products may also be subject to additional extensive regulation. Foreign regulatory bodies have established varying regulations governing product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. Generally, the extent and complexity of the regulation of medical devices is increasing worldwide, with regulations in some countries already nearly as extensive as those in the U.S. This trend may continue, and the cost and time required to obtain marketing approval in any given country thus may increase. We cannot assure you that any foreign approvals will be allowed on a timely basis, or at all.


           Competitive Environment

           The market for alternative clinics consists primarily of foreign owner-operated medical clinics that specialize in one form of treatment or another. Many of these clinics attract Americans who cannot get the type of medical treatment they desire in the United States. The largest number of alternative clinics are in Europe and Mexico, although they are found in many other countries. The majority of the alternative treatments offered at the Clinica BioPulso in Mexico are similar to those offered at many other clinics and are well-known in literature discussing alternative medicine.

           We operate in a highly competitive environment and focus on highly competitive areas of product development. Our competitors include, among others, major pharmaceutical companies and biotechnology companies, including those that focus on cancer detection and treatments. Academic institutions, governmental agencies, and other public and private research organizations are also conducting research activities and seeking patent protection and may commercialize products on their own or through joint ventures.

           Many existing and potential competitors have substantially greater scientific research and product development capabilities, as well as greater financial, marketing, and human resources, than we do. In addition, many biotechnology firms have formed collaborations with large, established pharmaceutical companies to support research, development, and commercialization of products that may be competitive with ours.

           Our competitive position also depends on our ability to develop effective proprietary products; obtain the necessary regulatory approvals as discussed above; implement production and marketing plans, including collaborations with other companies with greater marketing resources than ours; obtain patent protection; and secure sufficient capital resources.

           There are many companies developing cancer tests based on tissue samples. To our knowledge, none of these are using an approach which is similar to our TK1 test. We believe most are using a form of DNA testing to detect proteins or nucleic acids that are produced by various cancers. There are also many companies that are developing cancer vaccines and related immunotherapies, including Dendreon, Inc., Cell Genesys, Inc., Biomira Inc., ImClone Systems, Inc., and Corixa Corporation. Many of these companies are seeking a specific antigen that they can patent or otherwise protect. Others are developing specialized equipment to improve the procedures. Most of these companies, including us, have proprietary methods for preparing the dendritic cells and the antigens for presentation to the patient's immune system. Many biotechnology companies are also researching angiogenesis inhibitors.

           Marketing

           We engage in a variety of marketing efforts, including advertising in magazines, participation in trade shows, and maintenance of a web page that describes our research and development efforts and refers to clinical trials that use our treatments. We have continuing dialog with industry leaders and specialists, and we have participated in radio call-in shows and discussions. When required regulatory approvals are obtained, we intend to market our approved products directly or through co-marketing or licensing agreements and strategic alliances with pharmaceutical or biotechnology companies.

           Principal suppliers

           Principal suppliers of equipment and supplies for our clinics include Merit Pharmaceuticals, Bayer Diagnostics, and Beckman Coulter, Inc. Equipment and supplies are provided to us by these companies on an as-ordered basis.

           Intellectual property

Our patent and trademark policy

           It is our policy to seek patent protection in the United States and in foreign countries. Primarily because of differences among patent laws in various jurisdictions, the scope of, and hence the protection afforded by, any patents we may receive may vary from jurisdiction to jurisdiction even though they relate essentially to the same subject matter.

           The patent position of firms in our industry generally involves highly complex legal and other issues, resulting in both an apparent inconsistency regarding the breadth of claims allowed in United States patents and general uncertainty as to their legal interpretation and enforceability. Accordingly, there can be no assurance that patent applications owned from time to time by us or our licensees will result in patents being issued or that, if issued, the patents will afford competitive protection. Further, there can be no assurance that products or processes developed by us or our licensees will not be covered by third party patents, in which case continued development and marketing of those products or processes could require a license under those patents.

           There can be no assurance that if a legal action were to be brought against us on the basis of any third party patents, such action would be resolved in our favor. Such an unfavorable result against us could result in monetary damages and injunctive relief. Further, even a favorable result could cause expenditure of substantial monetary and other resources in connection with our defense against any of these actions.

Granted patents and pending applications

           We have licenses for five patents (issued and pending) related to the cancer screening test, anti-angiogenesis, cancer vaccines, cytokines, and immune stimulants. Because U.S. patent applications are maintained in secrecy by the U.S. Patent and Trademark Office until patents issue and because publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that the parties from whom we have licensed inventions were the first creators of the inventions that we have licensed or that such creators were the first to file patent applications for those inventions.

           In December 2000, we entered into an Exclusive License and Bailment Agreement with BYU which granted us exclusive, worldwide right and license to develop, manufacture, sell, and otherwise transfer the in vitro serum diagnostic TK and TK1 tests and related products. Our rights are subject to an option agreement between BYU and a private laboratory which grants rights in the countries of Japan, China, Taiwan, Korea, Malaysia, Indonesia, Philippines, and Singapore, and to BYU's right to use the licensed technology for continuing research and non-commercial academic uses in exchange for $800,000. Under this license agreement, we paid BYU an initial license issue fee and must pay additional royalty payments based upon adjusted gross sales of the licensed products, improvements, or processes. In addition, we are obligated to pay certain minimum royalty payments in calendar year 2003 and each year thereafter. This agreement terminates in December 2005, subject to our right to extend the agreement for additional five year periods by giving written notice to BYU. BYU has the right to terminate the agreement in the event of any uncured breach by us, including the failure to meet certain performance milestones or our financial inability to perform our obligations under the agreement.

           Under this agreement, we must meet certain performance requirements including: developing a serum ELISA diagnostic kit for the detection of TK-1 isoenzyme by December 31, 2001; completing clinical trials to validate the clinical usefulness of the in vitro serum diagnostic ELISA test by June 30, 2002; and submitting applications for FDA approval for the in vitro serum diagnostic ELISA test by December 31, 2002, and thereafter vigorously pursuing approval of the application. If we believe we will be unable to develop a functional test, we may notify BYU and terminate the agreement. Upon receipt of our notice, BYU will refund $700,000 of the license fee.

           In August 2000, we entered into a sublicensing agreement with Aidan which granted us an exclusive, worldwide sublicense (excepting experimental use in the United States) to use and exploit certain products and procedures, including MPGC, PGM, dendritic cell therapy, cytokines, and different forms of cancer antigens. This license does not include the rights related to the oral preparations of MPGC and PGM. Under this sublicense agreement, we must pay certain license fees to Aidan. In addition, we granted Aidan an option to purchase 1,500,000 shares of our common stock, subject to vesting upon the occurrence of certain conditions. This sublicensing agreement will expire upon the last to expire of any patents obtained with respect to the licensed products, subject to Aidan's right to terminate the sublicensing agreement in the event of any uncured breach of the agreement or our insolvency.

           Trade secrets

           While we generally will pursue a policy of seeking patent protection to preserve proprietary technology as appropriate, we also have relied and will continue to rely on trade secrets, unpatented proprietary information, and continuing technological innovation to develop and maintain our competitive position. There can be no assurance, however, that others will not independently develop substantially equivalent proprietary information and technology or otherwise gain access to such or equivalent trade secrets, proprietary information, or technology or that we can meaningfully protect its rights to such secrets, proprietary information, and technology.

           The majority of the alternative treatments offered at Clinica BioPulso are comparable to those offered at many other clinics and are well-known in alternative treatment literature. We have developed some proprietary protocols that may be beneficial to patients, but these have limited value in the marketplace.

           Environmental law costs and effects

           Compliance with currently existing federal, state, and local regulations pertaining to the discharge of materials into the environment or otherwise relating to the protection of the environment is not anticipated to have an impact on our capital expenditures, earning, and competitive position.

           Employees

         As of October 19, 2001, we had five full-time administrative employees. We consider our relations with these administrative employees to be good. None of the our current administrative employees is covered by a collective bargaining agreement. Clinica BioPulso has approximately 50 employees. We consider our relations with the clinic's employees to be good. To our knowledge, these employees are not covered by a collective bargaining agreement.

           Consultants

           Liviakis Financial Communications, Inc.

           On October 13, 2000, we entered into a one year consulting agreement with Liviakis Financial Communications, Inc. We canceled this agreement in March 2001. In exchange for 1,050,000 shares of restricted common stock, Liviakis Financial agreed to consult and assist us in developing and implementing appropriate plans and means for presenting us to the financial community and creating a foundation for subsequent financial public relations efforts; introduce us to the financial community; consult with and assist us in communicating appropriate information to the financial community; advise us as to relations with stockholders, brokers, dealers, analysts, other investment professionals, and with financial public relations in general; perform functions associated with stockholder and public relations, including responding to telephone inquiries and preparing press releases with our involvement; disseminate information to the public pursuant to our approval; assist us in meetings with investment professionals; and otherwise advise us as to public relations and financial relations.

           In addition to the 1,550,000 restricted common shares, Liviakis Financial also was to receive a finder's fee for any introduction to a lender or equity investor that led to us obtaining additional funding. During the term of the agreement, we paid $100,000.
Roth Capital Partners, Inc.

           On December 20, 2000, we entered into a Private Placement Engagement Agreement with Roth Capital Partners, Inc., to act as an exclusive financial advisor and placement agent for private placements of our securities on a best efforts basis for six months. Under the agreement, Roth received a total of $270,000 in connection with a private placement completed during the term of the agreement. The agreement was terminated in February 2001.

           Property and facilities

           We currently lease approximately 5,514 square feet of space for our executive offices in South Jordan, Utah. We pay $8,730.50 per month for the space. The lease runs through August 2003. In May 2001, we entered into a lease with a five-year term for approximately 2,000 square feet of office space in Chula Vista, California. The monthly rent for this space is approximately $3,500.

           Reports to security holders

           We file annual, quarterly and current reports with the Securities and Exchange Commission ("SEC"). The public may read and copy any materials filed by us with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are an electronic filer, and the SEC maintains an Internet site that will contain reports, proxy and information statements, and other information that we have filed with the SEC which may be viewed at http://www.sec.gov.

                                   Management

           The following table sets forth the name, age, and position of each executive officer and director as of August 31, 2001.

Name                           Age                  Position                    Director or Officer Since

Reid Jilek, Ph.D.              49                   CEO &                       January 2001
                                                    Director

Loran Swensen                  43                   President &                 January 1999
                                                    Director

John M. Allen                  55                   Director                    February 2001

Michael L. Jones               48                   Chief Financial
                                                    Officer,
                                                    Treasurer                   January 2000

Jonathan Neville               46                   Director                    January 1999

           Our directors hold office until the next annual meeting of shareholders or until their successors are elected or appointed. Thereafter, at each annual meeting of shareholders, the successors to the directors will be elected to serve from the time of election and qualification until the next annual meeting following election. Officers serve at the will of the board of directors.

           The following summary sets forth biographical information relating to our officers and directors:

     Reid Jilek, Ph.D., CEO, Director. Dr. Jilek has been a director since January 2001, and the CEO since February 2001. From 1994 to 2001, Dr. Jilek has served as a Senior Partner at Asia Pacific Alliance Company. At Asia Pacific, Dr. Jilek has been responsible for setting up preclinical and clinical research programs for North American pharmaceutical and biotechnology companies in Asia. He has also been involved in forming alliances, joint ventures, and partnering arrangements between U.S. and Asian companies. Dr. Jilek has over ten years experience in the biomedical and pharmaceutical industry. In 1974, Dr. Jilek received a B.S. in microbiology from Southern Illinois University. In 1975, he received an M.S. in zoology from the same university. In 1977, he earned an M.S. in physiology from the University of Illinois. In 1980, he received a Ph.D. in pathology from Ohio State University. In 1981, he received an M.S. in biomedical engineering from the University of Virginia. In 1986, he received a B.S. in electrical engineering from McGill University in Montreal, Canada.

     Loran Swensen, President, Director. Mr. Swensen has been an entrepreneur since 1980 ,when he started Alternate Energy Corp., where he developed high insulating security windows. Mr. Swensen sold Alternate Energy Corp. in 1981 and developed Home Based Business News. In 1984, Mr. Swensen co-founded three companies: Enhanced Simulation, where he co-developed and patented a rotating motion simulator for the amusement industry; Multi-Dimensional Studios where he co-developed the MDS 3D EFX Thunder Theater and 3D movies; and Advanced Technology Group, where he co-developed the Realeyes 3D box. In 1985, Mr.
Swensen founded Swensen Research Company, where he developed Brain Neuro-Simulators which were sold throughout the medical industry. In 1998, Mr. Swensen co-founded BPI with Mr. Neville.

           John M. Allen, Director. From 1999 to 2001, Mr. Allen was the Chief Financial Officer for Oversea Systems, LLC, a provider of hardware and software and Internet solutions for capturing and linking data and images. Mr. Allen was responsible for finance functions in the United States, Europe, and the Far East and for analyzing and assessing Oversea Systems' growth potential in those markets. He also oversaw the management of the its U.S. facilities, human resources, purchasing, and materials. From 1987 to 1999, Mr. Allen served as the controller for XOMA Corporation, a biopharmaceutical developer and manufacturer of therapeutic drugs. At XOMA, Mr. Allen oversaw financial planning, analysis and reporting, cost accounting, budgeting, forecasting, project costing, and accounting operations. Mr. Allen has also worked as an Audit Senior, a certified public accountant at Deloitte & Touche, and holds an MBA in finance and accounting from University of California, Berkeley. He became a director in February 2001.

     Michael L. Jones, Chief Financial Officer, Treasurer. Mr. Jones is a graduate of Brigham Young University in Business Management and attended Graduate School at California State University, Northridge in accounting. He worked in public accounting for over 15 years and was vice president of the accounting firm of Tanner + Co. in Salt Lake City, Utah. He served three terms as chairman of the Utah Association of CPAs Taxation Committee. He was listed in the May 1989 issue of Money Magazine as one of America's Best Tax Practitioners. From 1986 to 1991, Mr. Jones served as Treasurer of the Utah Republican Party. Mr. Jones has also worked as a management consultant and computer consultant. He joined the Company in January 2000.

     Jonathan Neville, Director. Mr. Neville is a graduate of Brigham Young University where he earned a B.S. in Agricultural Economics in 1978, an M.S. in Agribusiness and a J.D. in 1981. After graduating from law school, Mr. Neville clerked for H. Vern Payne, Chief Justice of the New Mexico Supreme Court. He then spent five years in the U.S. Air Force as a Judge Advocate General. In 1986, Mr. Neville became General Counsel for Genesis Seed Corporation, a national turf seed producer and distributor. In 1991, Mr. Neville co-founded Tempus Entertainment, Inc. After selling his interest in Tempus in 1993, he co-founded Multi-Dimensional Studios, a producer of 3D computer animation and videos. He has advised a variety of other startups and small companies, including Advanced Technologies Group, Inc. Mr. Neville co-founded BPI in 1998 with Mr. Swensen and Mr. Morrow. Since 1980, he has written in 30 volumes of the Legalines series for Harcourt Brace Jovanovich.

           By way of information, Anthony Jessop resigned as a director of the Company effective October 17, 2001.

                Compensation of Directors and Executive Officers

                           Summary Compensation Table

           This table provides summary information concerning compensation earned by or paid to our chief executive officer for services rendered in all capacities to us during the past three fiscal years. No executive officer was paid more than $100,000 in any of the three fiscal years ended December 31, 2000.

                                                                                    Long Term Compensation
                                           Annual Compensation                       Awards                Payouts
  Name and Principal     Year      Salary      Bonus      Other Annual      Restricted     Securities       LTIP        All Other
       Position                     ($)         ($)       Compensation     Stock Awards    Underlying      Payouts     Compensation
                                                                               ($)          Options/         ($)
                                                                                            SARs (#)
Jonathan Neville        2000         60,000     -0-           -0-              -0-             -0-           -0-            -0-
CEO, Director           1999         60,000     -0-           -0-              -0-             -0-           -0-            -0-
                        1998              -      -             -                -               -             -              -



           Option Grants In Current Fiscal Year

           The following table sets forth each grant of stock options to our CEO and Directors in the year ended July 31, 2001. These stock grants are subject to approval by the shareholders at the next shareholder meeting. No stock appreciation rights have been granted during the current fiscal year.

                                                    Individual Grants
                                                    -------------------------
                               Number of  Percent of
                               Securities           Options Granted
                               Underlying           To Employees                   Exercise
                               Options              During Current                  Price              Expiration
                               Granted              Fiscal Year                    ($/Share)            Date
                               ----------           -----------------              -----------          ------------

Jonathan Neville                  68,026                 1.9%                        $3.23             10/11/2005
                                 831,974                22.8%                        $2.94             12/31/2009
Loran Swensen                     68,026                 1.9%                        $3.23             10/11/2005
                                 831,974                22.8%                        $2.94             12/31/2009
Martha D. Rodriguez               15,000                 0.4%                        $2.94             12/31/2009
Jan Morse                         50,000                 1.4%                        $2.94             12/31/2009
Michael L. Jones                 150,000                 4.1%                        $2.94             12/31/2009
Stephen R. Fey(1)                550,000                15.1%                        $2.94             12/31/2009
F. Briton McConkie(1)            550,000                15.1%                        $2.94             12/31/2009
Robert Morrow                    250,000                 6.9%                        $2.94             12/31/2009

          (1) Although Messrs. Fey and McConkie were directors of the Company when the options were granted, they are no longer directors of the Company.

           All options listed above were granted under the Company's 2000 Stock Option Plan (described below), which was approved by the Company's board of directors but never approved by the Company's shareholders, as required by the Plan. However, because the option plan was not approved by the shareholders within one year of its adoption by the board of directors as required, the option plan has expired under its terms, and the options listed above have terminated.

           We did not issue any options to our officers, directors or employees during the fiscal years ended July 31, 1998, 1999, or 2000.

           2000 Stock Option Plan

         In October 2000, our board of directors adopted our Stock Option Plan. The Plan authorizes the granting of awards of up to 4,000,000 shares of voting common stock to our key employees, officers, directors, consultants, advisors and sales representatives. However, because the plan was not approved by the shareholders within one year of its adoption by the board as required by the plan, the plan expired, and all options granted under the plan have terminated.


     Employment contracts, termination of employment and change in control arrangement

         We have no retirement, pension, or benefit plan at the present time. However, the board of directors may adopt plans as it deems to be reasonable under the circumstances.

         In the last three years, no executive officer has received any compensation in connection with resignation, retirement, or other termination. No executive officer received any compensation in the last three years in connection with a change in our control or a change in the executive officer's responsibilities after a change in control. There are no agreements to pay compensation in the future to any executive officer upon retirement, resignation, termination, or a change in control.

     Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth the name and the number of shares of our common stock owned of record or beneficially by each person who owned of record, or was known by us to own beneficially, more than 5% of our common stock ("Principal Shareholders"), and the name and share holding of each officer and director, and all officers and directors as a group as of October 19, 2001. Unless otherwise indicated, the address for each of the officers and directors is c/o BioPulse International, Inc., 10421 South Jordan Gateway, Suite 500, South Jordan, Utah, 84095.



Name and Address of              Amount and Nature of
Beneficial Owner (1)               Beneficial Ownership          Percentage of Class
--------------------             ----------------------       ----------------------------



Loran Swensen,                              1,004,200   (2)                8.87%
President, Director

Jonathan Neville                            1,089,200                      9.62%
CEO, Director

John M. Allen                                       0                          *
CFO

Michael L. Jones                                    0                          *
Treasurer

Reid Jilek                                          0                          *
Director

Greater than 5% shareholders:

John Liviakis                               1,253,500   (3)               13.13%
495 Miller Avenue, Third Floor
Mill Valley, California 94941




                                       41


Neil Riordan (4)                                    0                          *
Aidan, Incorporated
621 S. 48th Street, Suite 111
Tempe, Arizona 85281

Leonard Panzer (5)                          2,542,954   (6)               22.08%
Kauser Partners, L.P.
570 Taxter Road, Suite 570
Elmsford, New York 10523

David Simms (7)                            26,451,454   (8)               78.73%
Hunts Drive, LLC.
P.O. Box 972
Road Town
Tortola, British Virgin Islands

Stephen R. Fey                                336,500   (9)                2.97%
Ivy Lane Row
Provo, UT 84604

F. Briton McConkie                            336,500   (10)               2.97%
4014 Splendor Way
Salt Lake City, UT 84124


Executive Officers and                      2,943,400                     24.48%
  Directors as a Group:
  (6 people)


*        Less than one percent of the class.


          (1)  The  term  "beneficial   owner"  refers  to  both  the  power  of
               investment (the right to buy and sell) and rights of ownership (the right to received distributions from the company and proceeds from sales of the shares). Inasmuch as these rights or shares may be held by more than one person, each person who has a beneficial ownership interest in share is deemed to be the beneficial owner of all the shares. Therefore, the chart indicates that several persons may be deemed the beneficial owners of the same shares because there is shared power of investment or share rights of ownership.

          (2) Includes 1,004,200 shares held by the Lynda Swensen Family Trust. Lynda Swensen is the mother of Loran Swensen. Mr. Swensen is the beneficiary of the trust. Mr. Swensen may be deemed to be the beneficial owner of the shares held by the Trust.

          (3) Includes 1,193,500 common shares held of record by Mr. Liviakis and 60,000 shares held of record by Liviakis Financial Communications, Inc. Mr. Liviakis may be deemed to be the beneficial owner of the shares held by Liviakis Financial Communications, Inc.

          (4) Mr. Riordan is the president of Aidan, Incorporated, and may be deemed to be the beneficial owner of these shares.

          (5) Mr. Panzer is the Managing Partner of Kauser Partners, L.P., and may be deemed to be the beneficial owner of these shares.

          (6) Includes an option, exercisable within the next 60 days, to purchase up to 189,318 additional shares of common stock.

          (7) Mr. David Simms has voting control and investment power over the shares held by Hunts Drive, LLC, and may be deemed to be the beneficial owner of these shares.

          (8) Hunts Drive currently owns 3,000 shares of series B convertible preferred stock, which are convertible to common stock within the next 60 days. The above listed figure includes the up to 22,058,824 common shares Hunts Drive could receive upon a hypothetical conversion of all 3,000 shares of preferred stock as of October 19, 2001. This figure also includes the warrants to purchase up to 210,300 common shares. The warrants are exercisable within 60 days.


Change in control

         To the knowledge of the management, there are no present arrangements or pledges of our securities that may result in a change in control.

                 Certain Relationships and Related Transactions

         Jonathan Neville and Loran Swensen, current officers and directors, and Dr. Robert Morrow, a former director, were promoters of BPI. When BPI was acquired by IST, Mr. Neville received 1,089,200 shares, Mr. Swensen received 1,004,200 shares, and Dr. Morrow received 317,600 shares of BioPulse International, Inc., common stock in a share for share exchange for their interests in BPI. Mr. Fey and Mr. McConkie, former directors of BioPulse International, each received 336,500 shares of BioPulse International common stock in connection with that transaction.

         During the fiscal year ended July 31, 1999, we borrowed $90,000 from an officer, $90,000 from a corporation under common ownership, and $10,628 from a shareholder. Each of these loans were paid in full by October 31, 1999.

         On or about October 13, 2000, we entered into a one-year consulting agreement with Liviakis Financial Communications, Inc. In exchange for 1,550,000 shares of restricted common stock, Liviakis Financial agreed to assist and advise us in matter relating to stockholder and investor relations, relations with brokers, dealers, analysts and other investment professionals, and to help us in developing and implementing presentational materials. This agreement was terminated in March 2001.

         On November 20, 2000, we issued 353,636 restricted common shares and warrants to purchase up to an additional 189,318 restricted common shares to Kauser Partners, L.P., pursuant to an exemption from registration under Section 4(2) of the Securities Act. We received $1,000,000 in connection with the sale of the shares. The exercise price of the warrants is currently $6.375. The exercise price can be adjusted downward depending upon the date when this registration statement becomes effective. These shares were not offered for sale to the public or as part of a public distribution.

         In connection with the November 2000 agreement, we were required to pay damages to Kauser in the event that the registration statement of which this prospectus is a part was not declared effective by a certain date. The registration statement was not declared effective by the required date. Accordingly, in August 2001, we entered into an accommodation agreement with Kauser where we agreed to issue Kauser 2,000,000 shares of our common stock, and Kauser waived certain rights and claims against us.

         The Company recently implemented a policy regarding loans to affiliates. Under the policy, any loans or payments to affiliates or affiliated companies, other than shared expenses in the ordinary course of business, that are in excess of $5,000 must be approved in advance by the Company's board of directors.

                            Description of Securities

         We are authorized to issue 110,000,000 shares of capital stock, which are divided into 100,000,000 shares of common stock, par value $.001 each; 2,000,000 shares of Series A Preferred Stock, par value $.001; 2,000,000 shares of Series B Preferred Stock, par value $.001; 2,000,000 shares of Series C Preferred Stock, par value $.001: 2,000,000 shares of Series D Preferred Stock, par value $.001; and 2,000,000 shares of Series E Preferred Stock, par value of $.001.

         Common Stock

         The holders of common stock are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by the board of directors from funds legally available therefor. Upon liquidation, dissolution, or winding up, and after payment of creditors and preferred stockholders if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued, and non-assessable. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of our common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shared voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holder of the remaining shares will not be able to elect members to the board of directors.

         Preferred Stock

         The rights of our Series A, C, D, and E preferred stock will be determined in the future by the Board of Directors. At the present time, there are no issued and outstanding shares of Series A, Series C, Series D, or Series E preferred stock.

         There are 3,000 shares of Series B preferred stock issued and outstanding. The Series B preferred stock has a liquidation value per share of $1,000. The holders of Series B preferred stock are entitled to receive dividends out of any assets legally available therefor prior to, and in preference to, any declaration or payment of any dividend on our common stock, at a rate of seven percent per annum of the amount of the liquidation value, which is payable upon conversion based upon a 360 calendar day year. At our discretion, dividends will be paid in cash or in shares of common stock which have been registered with the SEC. The holders of our Series B preferred stock, at any time after issuance, have the right to convert any whole preferred shares into that number of fully paid nonassessable shares of common stock which is determined per share of preferred stock by dividing $1,000 by the conversion price. The conversion price is the lesser of $9.75 or eighty percent (80%) of the average of the three lowest closing bid prices of the common stock during the 20 day tradings immediately prior to the conversion date. For so long as we have not received a notice of conversion for the shares, we may redeem shares of our Series B preferred stock by serving a notice of redemption. The redemption price equals 130% of the liquidation value, plus all accrued but unpaid dividends on such shares. If we deliver notice of redemption pursuant to the foregoing sentence, the holders will retain their conversion rights with respect to up to a maximum of 100% of the number of shares subject to the redemption.


         Transfer Agent and Registrar

         Interwest Transfer Company, 1981 East 4800 South, Salt Lake City, Utah 84117, is the transfer agent and registrar for our securities.

                              Selling Shareholders

         The following table contains information regarding the number of common shares, warrants, and options to purchase our common stock, beneficially owned by each selling shareholder and the number of shares each selling shareholder is offering for sale under this prospectus.



                           Beneficial Ownership                                               Beneficial Ownership
Selling                    of Common Stock                           Number Offered By        of Common Stock
Shareholder                Before Offering(1)                        Selling Shareholder      After Offering (2)
-----------                ----------------------------------    -----------------------      -----------------------------
                           Number             Percent                                         Number          Percent
                           -----------        -----------                                     ------------    ------------



Kauser Partners, L.P.        2,353,636         20.78%                    353,636                2,000,000        17.66%
570 Taxter Road                189,318 (3)      1.64%                    189,318                        0            *
Suite 570
Elmsford, NY 10523

Aidan, Incorporated            200,000 (4)      1.74%                    200,000                        0            *
621 S. 48th St. Suite 111
Tempe, AZ 85281

Paul Kessler                     5,000             *                       5,000                        0            *
11777 San Vicente Blvd
Suite 702
Brentwood, CA 90049

Anthony Altavilla              148,250          1.28%                    148,250                        0            *
81 Throckmorton Ave.
Suite 201
Mill Valley, CA 94941

Jens Dalsgaard                 148,250          1.28%                    148,250                        0            *
81 Throckmorton Ave.
Suite 201
Mill Valley, CA 94941

Hunts Drive, LLC               210,300 (3)      1.82%                    210,300                        0            *
P.O. Box 972                25,000,000 (5)     68.82%                 25,000,000                        0            *
Road Town
Tortola, B.V.I.

Roth Capital                   100,500 (3)         *                     100,500                        0            *
Partners, Inc.
24 Corporate Plaza
Newport Beach, CA 92660

Anthony Soich                   11,100 (3)         *                      11,100                        0            *
24 Corporate Plaza
Newport Beach, CA 92660

Carbon Mesa Partners            12,400 (3)         *                      12,400                        0            *
c/o Southridge
Capital Partners
Executive Pavilion
90 Grove Street
Ridgefield, CT 06877

* Less than 1%.

     (1) Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed outstanding.

     (2)  Assumes that all shares offered for sale in this prospectus are sold.

     (3)  Represents   shares  of  common  stock   issuable   upon  exercise  of
          outstanding warrants.

     (4)  Represents   shares  of  common  stock   issuable   upon  exercise  of
          outstanding options. Includes options to purchase up to 189,318 shares of common stock issued in November 2000.

     (5) Represents the shares of common stock issuable upon conversion of the Series B preferred stock as of October 19, 2001.

         An aggregate of up to 45,556,402 shares of our common stock may be offered and sold pursuant to this prospectus by the selling shareholders. We are registering these shares on behalf of the selling shareholders. We will pay all costs, expenses, and fees in connection with this registration, except that the selling stockholders will pay underwriting discounts and selling commissions, if any. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

         The selling shareholders listed above, who are not individuals, have provided us with additional information regarding the individuals who exercise control over the identified selling shareholder. The proceeds of any sale of shares pursuant to this prospectus will be for the benefit of each of the individuals that control the selling entity. The following is a list of the selling shareholders and the individual who exercises control of the entity:

 Selling Shareholder                     Natural Person Who Controls
 -------------------                     ---------------------------
 Kauser Partners, L.P.                   Leonard Panzer
 Hunts Drive, LLC                        David Simms
 Aidan, Incorporated                     Neil Riordan
 Roth Capital Partners, Inc.             Gordon Roth
 Carbon Mesa Partners                    Michael Rosenblum


                              Plan of Distribution

         The shares covered by this prospectus may be offered and sold from time to time by the selling shareholders or their pledgees, donees, transferees, or successors in interest. Such sales may be made on the OTC Bulletin Board, in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by any means permitted under law, including one or more of the following:

     - a block trade in which a broker-dealer engaged by the selling shareholder will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     -    purchases  by  a  broker-dealer   as  principal  and  resale  by  such
          broker-dealer for its account under this prospectus;

     - an over-the-counter distribution in accordance with the rules of the OTC Bulletin Board;

     -    ordinary   brokerage   transactions   in  which  the  broker  solicits
          purchasers; or

     -    privately negotiated transactions.

In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in the resales.

         In connection with distributions of the shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares covered by this prospectus in the course of hedging the positions they assume with the selling shareholders. The selling shareholders may also sell the shares short and redeliver the shares to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares, which the broker-dealer may resell or otherwise transfer under this prospectus. The selling shareholders may also loan or pledge the shares registered hereunder to a broker-dealer, and the broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may effect sales of the pledged shares pursuant to this prospectus.

         Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling shareholders in amounts to be negotiated in connection with the sale. Such broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales and any such commission, discount, or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

         We have advised the selling shareholders that the anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus available to the selling shareholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby.

         All costs, expenses, and fees in connection with the registration of the shares will be borne by us. Commissions and discounts, if any, attributable to the sales of the shares will be borne by the selling shareholders. The selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933. We will not receive any proceeds from the sale of the shares.

         We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective for a period of two years. Trading of any unsold shares after the expiration of such period will be subject to compliance with all applicable securities laws, including Rule 144.

         The selling shareholders are not obligated to sell any or all of the shares covered by this prospectus.

         If we are notified by the selling shareholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, under Rule 424(b) under the Securities Act, disclosing the following:

     (1) the names of the selling shareholders and of the participating broker-dealers;

     (2)  the number of shares involved;

     (3)  the price at which such shares were sold;

     (4) the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

     (5)  that the  broker-dealers  did not conduct any  investigation to verify
          the   information  set  out  or  incorporated  by  reference  in  this prospectus; and

     (6)  other facts material to the transaction.

         The selling shareholders may be entitled under agreements entered into with us to indemnification against liabilities under the Securities Act.

         In order to comply with state securities laws, if applicable, the shares will not be sold in a particular state unless they have been registered or qualified for sale in that state or any exemption from registration or qualification is available and complied with.

         Regulation M

         The Company has informed the selling shareholders that Regulation M promulgated under the Securities Exchange Act of 1934 may be applicable to them with respect to any purchase or sale of the Company's common stock. In general, Rule 102 under Regulation M prohibits any person connected with a distribution of the Company's common stock from directly or indirectly bidding for, or purchasing for any account in which it has a beneficial interest, any of the common stock or any right to purchase this stock, for a period of one business day before and after completion of its participation in the distribution.

         During any distribution period, Regulation M prohibits the selling shareholders and any other persons engaged in the distribution from engaging in any stabilizing bid or purchasing the Company's common stock except for the purpose of preventing or retarding a decline in the open market price of the common stock. None of these persons may effect any stabilizing transaction to facilitate any offering at the market. As the selling shareholders will be offering and selling the Company's common stock at the market, Regulation M will prohibit them from effecting any stabilizing transaction in contravention of Regulation M with respect to this stock.


                                Legal Proceedings

         To the knowledge of our officers and directors, neither BioPulse International nor any of its officers or directors is a party to any material legal proceeding or litigation, and such persons know of no material legal proceeding or litigation contemplated or threatened. There are no judgments against us or our officers or directors. None of the officers or directors has been convicted of a felony or misdemeanor relating to securities or performance in corporate office.

                      Interest of Named Experts and Counsel

         None of the experts named herein was or is a promoter, underwriter, voting trustee, director, officer, or employee of BioPulse International. Further, none of the experts was hired on a contingent basis and none of the experts named herein will receive a direct or indirect interest in BioPulse International.


                                     Experts

         The financial statements included herein have been audited by Crouch, Bierwolf & Associates, Certified Public Accountants, located in Salt Lake City, Utah, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             Additional Information

         We file annual, quarterly, and current reports, as well as proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any materials filed by us with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We file our reports electronically with the SEC and the SEC maintains an internet site that will contain reports and other information regarding us which may be viewed at http://www.sec.gov.

         We have filed a registration statement on Form SB-2 with the SEC covering the shares of common stock being offered by means of this prospectus.

     Disclosure of Commission's Position on Indemnification for Securities Act Liabilities

                  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons for BioPulse pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                  In the event that any claim for indemnification against these liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person in the defense of any action, suit or proceeding) is asserted by the director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                          Index to Financial Statements

      The following documents are filed as part of this report:

Report of Independent Accountants.                                           F-2

Financial Statements and Schedules:

     Consolidated Balance Sheet as of April 30, 2001,
          and July 31, 2000                                                  F-3

     Consolidated Statement of Operations for April 30, 2000,
          and July 31, 2000                                                  F-5

     Consolidated Statement of Stockholder's Equity                          F-6

     Statements of Cash Flows for the period ended April 30, 2001, and
          the year ended July 31, 2000                                       F-8

     Notes to the Financial Statements                                       F-9

You should only rely on the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. This prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities other than the securities to which it relates.

                             -----------------------


                             -----------------------


Dealer Prospectus Delivery Obligation. Until [a date which is 90 days following the effective date of the registration statement of which this prospectus is a part], all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.













                          BIOPULSE INTERNATIONAL, INC.









                                45,556,402 Shares

                                  Common Stock







                                   PROSPECTUS













                              October ______, 2001

                Part II - Information Not Required in Prospectus

Item 24.   Indemnification of Directors and Officers

         There are no provisions in Nevada corporate law or the Articles of Incorporation of the registrant requiring the corporation to indemnify any of the registrant's officers and directors. Nevertheless, the Bylaws of the registrant provide for indemnification as follows:

         1) No officer or director shall be personally liable for any obligations arising out of any acts or conduct of said officer or director performed for or on behalf of the Corporation.

         2) The Corporation shall and does hereby indemnify and hold harmless each person and his heirs and administrators who shall serve at any time hereafter as a director or officer of the Corporation from and against any and all claims, judgments and liabilities to which such persons shall become subject by reason of any action alleged to have been heretofore or hereafter taken or omitted to have been taken by him as such director or officer, and shall reimburse each such person for all legal and other expenses reasonably incurred by him in connection with any such claim or liability; including power to defend such person from all suits as provided, however, that no such person shall be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of his own negligence or willful misconduct.

         3) The rights accruing to any person under the foregoing provisions of this section shall not exclude any other rights to which he may lawfully be entitled, nor shall anything herein contained restrict the right of the Corporation to indemnify or reimburse such person in any proper case, even though not specifically herein provided for.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our officers and directors pursuant to the provisions of our Articles of Incorporation, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Other Expenses of Issuance and Distribution

         The following table sets forth our estimates (other than the SEC registration fee) of our expenses in connection with the issuance and distribution of the shares of common stock being registered:

             SEC registration fee ...................       $   15,527
             Legal fees and expenses ................       $   75,000
             Accounting fees and expenses ...........       $   20,000
             Miscellaneous expenses .................       $   10,000
                                                            ------------
                  Total: .................................  $  120,527

Recent Sales of Unregistered Securities

Fiscal Year 1999

         BioPulse International, Inc., was incorporated in Nevada on July 13, 1984, under the name Universal Financial Capital Corp., and changed its name in September 1985, to International Sensor Technologies, Inc ("IST"). As IST, the Company incurred heavy losses, had no revenue from operations and, subsequently, experienced five years of inactivity.

         On January 9, 1999, the Company acquired BioPulse, Inc., a Utah corporation ("BPI"), founded in 1998 by Jonathan Neville, Loran Swensen, and Dr. Robert Morrow. At the time of the acquisition, the Company changed its name to BioPulse International and issued 3,200,000 restricted BioPulse International common shares to the shareholders of BPI, in exchange for all of the issued and outstanding shares of BPI. In that transaction, Jonathan Neville received 1,089,200 shares, Loran Swensen received 1,004,200, and Dr. Morrow received 317,000. There was no public offering of the shares of the Company for those of BPI, which was conducted as a share exchange, pursuant to an exemption from registration under Section 4(2) of the Securities Act.

         The Company's shareholders received 800,000 shares of restricted common stock in exchange for their shares of IST. Of these 800,000 shares, Mr. Fey and Mr. McConkie each received 336,500 shares of common stock. These shares were issued for services rendered, and no value was recorded by the Company when they were issued. There was no public offering of the shares, and they were offered pursuant to an exemption from registration under Section 4(2) of the Securities Act for services rendered.

         On April 6, 1999, we issued 2,000,000 common shares to sophisticated investors in a private placement pursuant to an exemption from registration provided by Section 3(b) of the Securities Act and provisions of Regulation D, Rule 504 promulgated under the Securities Act ("Regulation D"). We received approximately $970,000 in cash.

Fiscal Year 2000

         In October 1999, we issued 600,000 restricted common shares to Celtic Ltd., pursuant to an exemption from registration under Section 4(2) of the Securities Act. We received $60,000. These shares were not offered for sale in any public offering or as part of a public distribution.

         In February of 2000, we issued 600,000 restricted common shares to Paramo Investment pursuant to an exemption from registration under Section 4(2) of the Securities Act for services rendered. We received no cash in connection with the issuance of the shares. These shares were not given in connection with a public offering or as part of a public distribution.

         In June 2000, we issued 5,000 restricted common shares to David J. Weaver, a sophisticated investor, pursuant to an exemption from registration under Section 4(2) of the Securities Act. We received $15,000 in connection with the sale of the shares. These shares were not offered for sale in any public offering or as part of a public distribution.

Fiscal Year 2001

         On August 3, 2000, we granted an option to purchase up to 1,500,000 restricted common shares to Aidan, Incorporated. This option was issued pursuant to an exemption for registration under Section 4(2) of the Securities Act. The exercise price of the options is $2.75. The options expire on August 3, 2010. Pursuant to the terms of a sublicensing agreement between the parties, the option vests pursuant to the accomplishment by Aidan of certain activities. As of the date of this prospectus, Aidan's option had vested up to 900,000 shares. This option was not offered for sale in any public offering or as part of a public distribution.

         On August 18, 2000, we issued 60,000 restricted common shares to Rob Reeder in exchange for medical equipment for Clinica BioPulso valued at approximately $60,000. The restricted shares were not publicly offered, or offered as part of a public distribution. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act.

         On August 18, 2000, we issued 6,000 restricted common shares to Robert Perez, a sophisticated investor, pursuant to an exemption from registration under Section 4(2) of the Securities Act. These shares were not offered for sale to the public or as part of a public distribution. We received $18,000 in connection with the sale of the shares.

         On August 18, 2000, we issued 7,500 restricted common shares to Perez Makasian Williams, a sophisticated investor, pursuant to an exemption from registration under Section 4(2) of the Securities Act. We received $22,500 in connection with the sale of the shares. These shares were not offered for sale to the public or as part of a public distribution.

         On August 18, 2000, we issued 2,500 restricted common shares to Robert Williams, a sophisticated investor, pursuant to an exemption from registration under Section 4(2) of the Securities Act. We received $7,500 in connection with the sale of the shares. These shares were not offered for sale to the public or as part of a public distribution.

         On September 7, 2000, we issued 9,000 restricted common shares to Jack Schear, an accredited investor pursuant to an exemption from registration under
Section 4(6) of the Securities Act. We received $27,000 in connection with the sale of the shares. These shares were not offered for sale to the public or as part of a public distribution.

         On September 22, 2000, 25,000 shares of Series A preferred stock held by Brad Fey were converted to 50,000 shares of restricted common stock pursuant to an exemption from registration under Section 4(2) of the Securities Act. We received no money in connection with the issuance of the shares. This conversion offer was not made to the public or as part of a public distribution.

         On November 20, 2000, we issued 1,193,500 restricted common shares to John Liviakis, 60,000 restricted common shares to Liviakis Financial Communications, Inc., Mr. Liviakis' company; and 148,250 restricted common shares to Anthony Altavilla and 148,250 restricted common shares to Jens Dalsgaard, each employees of Livakis Financial, for consulting services on financial and public relations and business and personnel related matters pursuant to an exemption from registration under Section 4(2) of the Securities Act. We received no cash in connection with the issuance of the shares. These shares were not offered for sale to the public or as part of a public distribution.

         On November 20, 2000, we issued 353,636 restricted common shares and warrants to purchase up to an additional 189,318 restricted common shares to Kauser Partners, L.P., pursuant to an exemption from registration under Section 4(2) of the Securities Act. We received $1,000,000 in connection with the sale of the shares. The exercise price of the warrants is currently $6.375. The exercise price can be adjusted downward depending upon the date when this registration statement becomes effective. These shares were not offered for sale to the public or as part of a public distribution.

         On November 29, 2000, we issued 10,000 restricted common shares to Peter Kristensen, a sophisticated investor, for consulting services pursuant to an exemption from registration under Section 4(2) of the Securities Act. We received no cash in connection with the issuance of the shares. These shares were not offered for sale to the public or as part of a public distribution.

         On December 18, 2000, we issued 40,000 restricted common shares to Edesio Biffoni, a sophisticated investor, for consulting services pursuant to an exemption from registration under Section 4(2) of the Securities Act. We received no cash in connection with the sale of the shares. These shares were not offered for sale to the public or as part of a public distribution.


         On December 18, 2000, we issued 30,000 restricted common shares to Tiger-Lewis, Inc., a sophisticated investor, for consulting services pursuant to an exemption from registration under Section 4(2) of the Securities Act. We received no cash in connection with the shares. These shares were not offered for sale to the public or as part of a public distribution.

         On January 24, 2001, we issued 3,000 restricted Series B convertible preferred shares and a warrant to purchase up to 100,000 shares of our common stock to Hunts Drive, LLC, a Qualified Institutional Buyer, as that term is defined under Rule 144A under the Securities Act, in a private placement pursuant to an exemption from registration provided by Section 4(2) of the Securities Act. The warrants have an exercise price of $8.53 per share. After deducting offering costs, we received approximately $2,660,000 in cash in connection with the sale of the securities.

         On January 24, 2001, we issued a warrant to purchase up to 110,300 common shares to Hunts Drive, LLC pursuant to a private equity credit agreement entered into between the parties, whereby the Company may sell up to $10,000,000 of its common stock to Hunts Drive, in a private placement pursuant to an exemption from registration provided by section 4(2) of the Securities Act. The warrants have an exercise price of $8.40 per share.

         On January 24, 2001, we granted warrants to Roth Capital Partners, Inc., Anthony Soich, and Carbon Mesa Partners, to purchase up to 40,500, 4,500, and 5,000 common shares, respectively. Each of these investors is either accredited or sophisticated. These warrants were granted for services in connection with the sale of Series B preferred stock to Hunts Drive, LLC. The warrants have an exercise price of $8.53 per share. These warrants were issued pursuant to an exemption from registration under Section 4(2) and/or 4(6) of the Securities Act. We received no cash in connection with the issuance of the warrants. These warrants were not offered for sale to the public or as part of a public distribution.

         On January 24, 2001, we granted warrants to Roth Capital Partners, Inc., Anthony Soich, and Carbon Mesa Partners, to purchase up to 60,000, 6,600, and 7,400 common shares, respectively. Each of these investors is either accredited or sophisticated. These warrants were granted for services in connection with the private equity credit agreement entered into by us with Hunts Drive, LLC. These warrants were issued pursuant to an exemption from registration under Section 4(2) and 4(6) of the Securities Act. We received no cash in connection with the issuance of the warrants. These warrants were not offered for sale to the public or as part of a public distribution.


                                    Exhibits

Exhibit Number             Description of Document                                      Location



3.01                       Amended and Restated Articles of Incorporation               (1)

3.02                       Bylaws                                                       (1)

4.01                       Certificate of Designation of Series B Convertible           (3)
                           Preferred Stock of BioPulse International, Inc.

5.01                       Opinion Regarding Legality                                   (3)

10.01                      Contract with Dr. Jesus Omar Sanchez Tiznado                 (1)

10.02                      BioPulse International, Inc. 2000 Stock Option Plan          (2)

10.03                      Sublicensing Agreement with Aidan, Incorporated              (3)

10.04                      Exclusive License and Bailment Agreement with                (3)
                           Brigham Young University

10.05                      Consulting Agreement with Liviakis Financial                 (3)
                           Communications, Inc.

10.06                      Private Equity Credit Agreement by and between               (3)
                           BioPulse International, Inc., and Hunts Drive, LLC.

10.07                      Statement of Work between CRP and BioPulse                   (3)
                           International, Inc.

10.08                      Private Placement Engagement Agreement                       (3)

10.09                      Accommodation Agreement between BioPulse                     Attached
                           International, Inc., Kauser Partners, L.P.




                                      II-5


15.01                      Letter on Unaudited Interim Financial Information            (3)

16.01                      Letter on Change in Certifying Accountant                    (1)

23.01                      Consent of Independent Auditor                               Attached

23.02                      Consent of Legal Counsel                                     (3)
                           (Included in Exhibit 5.01)

(1) Incorporated by reference to the Registrant's Form 10-SB dated January 18, 2000.

(2) Incorporated by reference the Registrant's Form 10-QSB dated December 18, 2000.

(3)  Filed previously.

                                  Undertakings

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in this Registration Statement or otherwise, we have been advised that in the opinion of the Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against those liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling persons of BioPulse in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby undertakes to:

         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                    (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

                    (ii) Reflect in the  prospectus  any facts or events  which, individually or together, represent a fundamental change in the information in the registration statement; and

                    (iii)Include any additional or changed material  information on the plan of distribution.

     (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                                   Signatures

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Salt Lake City, State of Utah on the 19th day of October, 2001.

                          BIOPULSE INTERNATIONAL, INC.



                          By: /s/ Reid Jilek
                             ----------------------------------------
                             Reid Jilek, Chief Executive
                             Officer and Director





         Pursuant to the requirements of the Securities Act of 1933, as amended, the registration statement has been signed by the following persons in the capacities and on the dates indicated:




/s/ Reid Jilek            Chief Executive Officer and Director October 19, 2001
------------------------
    Reid Jilek            (Principal Executive Officer)



/s/ Michael Jones         Chief Financial Officer and Treasurer October 19, 2001
------------------------
    Michael Jones         (Principal Accounting Officer)

                                POWER OF ATTORNEY

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes Reid Jilek and Michael Jones, and each of them, with full power of substitution, to execute in the name and on behalf of such person any amendment (including any post-effective amendment) to this Registration Statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act) and to file the same, with exhibits thereto, and other documents in connection therewith, making such changes in this Registration Statement as the person(s) so acting deems appropriate, and appoints each of such persons, each with full power of substitution, attorney-in-fact to sign any amendment (including any post-effective amendment) to this Registration Statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act) and to file the same, with exhibits thereto, and other documents in connection therein.

         Name                                                      Date


/s/ Reid Jilek
                                                               October 19, 2001
-----------------------------------------------------
Reid Jilek
Chief Executive Officer (Principal Executive Officer),
and Director

/s/ Michael Jones
Michael Jones
Chief Financial Officer and Treasurer
(Principal Accounting Officer)





Loran Swensen
President and Director






John M. Allen
Chief Financial Officer


/s/ Jonathan Neville



Jonathan Neville
Director

                                  Exhibit Index

Exhibit Number             Description of Document                              Location

3.01                       Amended and Restated Articles of Incorporation               (1)

3.02                       Bylaws                                                       (1)

4.01                       Certificate of Designation of Series B Convertible           (3)
                           Preferred Stock of BioPulse International, Inc.

5.01                       Opinion Regarding Legality                                   (3)

10.01                      Contract with Dr. Jesus Omar Sanchez Tiznado                 (1)

10.02                      BioPulse International, Inc. 2000 Stock Option Plan          (2)

10.03                      Sublicensing Agreement with Aidan, Incorporated              (3)

10.04                      Exclusive License and Bailment Agreement with                (3)
                           Brigham Young University

10.05                      Consulting Agreement with Liviakis Financial                 (3)
                           Communications, Inc.

10.06                      Private Equity Credit Agreement by and between               (3)
                           BioPulse International, Inc., and Hunts Drive, LLC

10.07                      Statement of Work between CRP and BioPulse                   (3)
                           International, Inc.

10.08                      Private Placement Engagement Agreement                       (3)

10.09                      Accommodation Agreement between BioPulse
                           International, Inc., Kauser Partners, L.P.                   Attached

15.01                      Letter on Unaudited Interim Financial Information            (3)

16.01                      Letter on Change in Certifying Accountant                    (1)

23.01                      Consent of Independent Auditor                               Attached

23.02                      Consent of Legal Counsel                                     (3)
                           (Included in Exhibit 5.01)

     (1) Incorporated by reference to the Registrant's Form 10-SB dated January 18, 2000.

     (2) Incorporated by reference the Registrant's Form 10-QSB dated December 18, 2000.

     (3)  Filed previously.

                          BioPulse International, Inc.
                              Financial Statements

                           April 30, 2001 (Unaudited)
                                        &
                                  July 31, 2000

                           Independent Auditors Report

Board of Directors
BioPulse International, Inc.

We have audited the accompanying balance sheets of BioPulse International, Inc., as of April 30, 2001, and the related statements of operations, stockholders' equity, and cash flows for the year ended July 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for my opinion.

In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of BioPulse International, Inc., as of July 31, 2000, and the results of its operations and its cash flows for the year ended July 31, 2001, in conformity with generally accepted accounting principles.

The accompanying balance sheets, of BioPulse International, Inc., as of April 30, 2001 and the statement of operations, statement of cash flows and statement of stockholders' equity for the period April 30, 2001 were not audited by us, and accordingly, we do not express an opinion or any other form of assurance on them.


/s/ Crouch Bierwolf & Associates

CROUCH BIERWOLF & ASSOCIATES
Salt Lake City, Utah
August 30, 2001

                          BioPulse International, Inc.
                           Consolidated Balance Sheet

                                                                   April 30,              July 31,
                                                                     2001                   2000
                                                            ---------------------   --------------------
                                                                  (Unaudited)
Assets

Current Assets
      Cash                                                  $            315,469    $            42,055
      Accounts receivable (net of allowance for
        doubtful accounts)                                                 5,850                 17,030
      Inventory                                                           65,152                 77,094
      Note Receivable - Employee                                           9,800                  9,800
      Note Receivable - Related party (note 8)                                 0                 19,032
      Prepaid Rent, Current                                                    0                133,925
                                                            ---------------------   --------------------

Total Current Assets                                                     396,271                298,936
                                                            ---------------------   --------------------

Property & Equipment, Net (Note 2)                                     1,432,471                659,729
Intangible Assets                                                      1,060,000                      0

Other Assets
      Deposits                                                             8,731                  8,731
      Prepaid Rent - Net of Current Portion                                    0                182,749
                                                            ---------------------   --------------------

Total Other Assets                                                         8,731                191,480
                                                            ---------------------   --------------------

Total Assets                                                $          2,897,473    $         1,150,145
                                                            =====================   ====================


                                    Continued
                                        3

                          BioPulse International, Inc.
                           Consolidated Balance Sheet

                                                                   April 30,              July 31,
                                                                     2001                   2000
                                                            ---------------------   --------------------
                                                                  (Unaudited)

Liabilities and Stockholders' Equity

Current Liabilities
      Accounts Payable                                      $             42,736    $           104,787
      Accrued Expenses                                                    19,953                 30,146
      Notes Payable (Note 7)                                                   0                 86,000
      Unearned Revenue                                                    10,446                 77,784
                                                            ---------------------   --------------------

Total Current Liabilities                                                 73,135                298,717
                                                            ---------------------   --------------------

Total Liabilities                                                         73,135                298,717
                                                            ---------------------   --------------------

Stockholders' Equity
      Preferred Stock                                                  3,000,000                     25
      Common Stock                                                         9,458                  7,329
      Additional Paid In Capital                                       6,307,446              1,092,044
      Less Subscriptions Receivable                                      (99,266)              (159,566)
      Treasury Stock                                                      (3,417)                     0
      Accumulated Deficit                                             (6,389,883)               (88,404)
                                                            ---------------------   --------------------

Total Stockholders' Equity                                             2,824,338                851,428
                                                            ---------------------   --------------------

Total Liabilities and Stockholders' Equity                  $          2,897,473    $         1,150,145
                                                            =====================   ====================



                 The accompanying notes are an integral part of
                          these financial statements.
                                        4

                          BioPulse International, Inc.
                      Consolidated Statement of Operations

                                           For the Nine           For the Nine              For the                For the
                                           Months Ended       Months Ended           Year Ended                  Year Ended
                                             April 30,              April 30,              July 31,               July 31,
                                               2001                   2000                   2000                   1999
                                      ---------------------   --------------------   --------------------   --------------------
                                            (Unaudited)            (Unaudited)
Revenues                              $          2,128,281    $         2,256,573    $         3,107,636    $           289,623

Cost of Goods Sold                                 814,178                994,228              1,163,598                179,870
                                      ---------------------   --------------------   --------------------   --------------------

Gross Profit                                     1,314,103              1,262,345              1,944,038                109,753
                                      ---------------------   --------------------   --------------------   --------------------

Operating Expenses

General and Administrative                       7,615,582              1,166,043              1,789,007                353,188
                                      ---------------------   --------------------   --------------------   --------------------

Total Expenses                                   7,615,582              1,166,043              1,789,007                353,188
                                      ---------------------   --------------------   --------------------   --------------------

Net Income (Loss) from Operations               (6,301,479)                96,302                155,031               (243,435)

Net Income (Loss) before Taxes                  (6,301,479)                96,302                155,031               (243,435)

Provision for Income Taxes
                                      ---------------------   --------------------   --------------------   --------------------

Net Income (Loss)                               (6,301,479)                96,302                155,031               (243,435)
                                      =====================   ====================   ====================   ====================

Net Income (Loss) Per Share           $              (0.72)   $              0.02    $              0.02    $             (0.05)

Weighted average Shares Outstanding              8,759,812              6,073,862              7,329,610              4,709,752

Fully diluted earnings per share      $              (0.51)   $              0.02    $              0.02    $             (0.05)

Fully diluted weighted-average
shares outstanding                              12,452,500              6,073,862              7,329,610              4,709,752



                 The accompanying notes are an integral part of
                          these financial statements.
                                        5

                          BioPulse International, Inc.
                 Consolidated Statement of Stockholders' Equity

[START HERE - FIX HEADERS]                                                                                  Additional
                                                   Preferred Stock            Common Stock           Spaid-intions      Retained
                                    Shares      Amount         Shares      Amount       Receivable    capital           Earnings
                                 ------------  ----------  -------------  ----------  -------------  --------------  -------------

Balance at Inception                        -          -               -          -               -              -              -

Net loss for the year
 ended July 31, 1998                        -          -               -          -               -              -              -
                                 ------------  ----------  -------------  ----------  -------------  --------------  -------------

Balance, July 31, 1998                      -          -               -          -               -              -              -

Stock for cash to organizers                -          -       4,000,000      4,000               -              -              -

Recapitalization for accounting
 purposes of BioPulse, Inc.                 -          -          73,862         74               -            (74)             -

Stock issued for subscription
 receivable at $.49 per share               -          -       2,000,000      2,000        (970,000)       968,000              -

Stock issued for cash at
  $1.00 per share                      25,000         25               -          -               -         24,975              -

Stock issued for services
 at $1.00 per share                    24,374         25               -          -               -         25,348              -

Net loss for the year
 ended July 31, 1999                        -          -               -          -               -              -       (243,435)
                                 ------------  ----------  -------------  ----------  -------------  --------------  -------------

Balance, July 31, 1999                 50,374         50       6,073,862      6,074        (970,000)     1,018,249       (243,435)

Conversion of preferred stock
 to common stock                      (25,374)       (25)         50,748         50               -              -              -

Stock issued for services                   -          -         600,000        600               -           (600)             -

Stock issued for subscription
 receivable at $.10 per share               -          -         600,000        600         (60,000)        59,400              -

Stock issued for $3 per share               -          -           5,000          5               -         14,995              -

Collection of subscription
 receivable                                 -          -               -          -         870,434              -              -

Net Income for the year
  ended July 31, 2000                                                                                                     155,031
                                 ------------  ----------  -------------  ----------  -------------  --------------  -------------

Balance July 31, 2000                  25,000         25       7,329,610      7,329        (159,566)     1,092,044        (88,404)

Conversion of preferred stock
 to common stock                      (25,000)       (25)         50,000         50               -            (25)             -


                                    Continued
                                        6

                          BioPulse International, Inc.
                 Consolidated Statement of Stockholders' Equity

                                                                                                         Additional
                                                    Preferred Stock            Common Stock           Spaid-intions      Retained
                                     Shares      Amount         Shares      Amount       Receivable    capital           Earnings
                                  ------------  ----------   --------------  ---------  -------------  -------------  -------------

Preferred stock issued for
$1,000 per share                         3,000  3,000,000               -          -               -       (503,760)             -

Stock issued for $3 per share                -          -          35,000         35               -        104,965              -

Stock issued for $2.83
  per share                                  -          -         353,636        354               -        959,292              -

Stock issued for equipment                   -          -          60,000         60               -         59,940              -

Collection of subscription
  receivable                                 -          -               -          -          60,300             -               -

Stock issued for services                    -          -       1,630,000      1,630               -      4,595,010              -

Net Income for the nine
  months ended
  April 30, 2001                             -          -               -          -               -              -     (6,301,479)
                                  ------------  ----------   --------------  ---------  -------------  -------------  -------------

Balance, April 30, 2000                  3,000  3,000,000       9,458,246      9,458         (99,266)     6,307,466     (6,389,883)
                                  ============  ==========   ==============  =========  =============  =============  =============




                                   The accompanying notes are an integral part
of these financial statements.
                                        7

                          BioPulse International, Inc.
                      Consolidated Statement of Cash Flows


                                                                   For the Nine Months Ended
                                                                  April 30,              April 30,
                                                                    2001                   2000
                                                            --------------------   --------------------
                                                                 (Unaudited)            (Unaudited)
Cash flows from operating activities
      Net Income (Loss)                                     $        (6,301,479)   $            96,302
      Adjustment to reconcile net income to net cash
      provided by operations;
           Depreciation and Amortization                                143,236                 35,552
           (Increase) decrease in receivables                            11,180                 (4,826)
           (Increase) decrease in Inventory                              11,942                (79,445)
           (Increase) decrease in Prepaid rent                           63,001                      -
           Increase (decrease) in payables                              (62,051)                54,996
           Increase (decrease) in accrued expenses                      (10,193)               (11,320)
           Increase (decrease) in unearned fees                         (67,338)                84,635
           Stock issued for services                                  4,596,600                      -
                                                            --------------------   --------------------

           Net cash provided by operating activities                 (1,615,102)               175,894
                                                            --------------------   --------------------


Cash flows from investing activities
      Purchase of Equipment                                            (565,722)              (429,574)
      Cash loan to related party                                         19,032                (48,725)
      Cash for prepaid rent                                                   -               (330,254)
      Acquisition of Intangible assets                               (1,100,000)                     -
                                                            --------------------   --------------------

           Net Cash (used) by investing activities                   (1,646,690)              (808,553)
                                                            --------------------   --------------------

Cash flows from financing activities
      Issued common stock for cash                                    1,065,000                870,434
      Issued preferred stock for cash                                 2,495,906                      -
      Principal payment on short term debt                              (86,000)              (190,628)
      (Increase) decrease in subscription receivable                     60,300                      -
      Purchase of treasury stock                                              -                      -
                                                            --------------------   --------------------

Net Cash provided by financing activities                             3,535,206                679,806
                                                            --------------------   --------------------

Net increase in cash                                                    273,514                 47,147


Cash, beginning of period                                                42,055                  3,988
                                                            --------------------   --------------------

Cash, end of period                                         $           315,469    $            51,135
                                                            ====================   ====================


                   The accompanying notes are an integral part
                         of these financial statements.
                                        8

                          Biopulse International, Inc.
                        Notes to the Financial Statements
                        April 30, 2001 and July 31, 2000

NOTE 1 - Summary of Significant Accounting Policies

      a.  Organization

      Biopulse International, Inc. (BioPulse) was incorporated in the State of Nevada on July 13,1984 originally under the name of Universal Financial Capital Corp (UFC). UFC changed its name in September 1985 to International Sensor Technologies, Inc.(IST). IST incurred heavy losses and no revenue from operations and thereafter experienced five years of inactivity. On January 12, 1999, IST changed its name to BioPulse International, Inc. when it acquired BioPulse, Inc. BioPulse is in the business of managing integrated medical clinics, and medical research programs.

      BioPulse issued 4,000,000 common shares in exchange for 100 percent of the outstanding stock of Biopulse Inc., a Utah corporation organized June 4, 1998. The share exchange with Biopulse, Inc. was accounted for as a reverse acquisition (recapitalization), therefore all historical financial information is that of the accounting survivor Biopulse, Inc.

      The Company also paid $100,000 to an officer/director of the Company for accounting, legal and organization expenses to recapitalize the Company. This was recorded as general and administrative expense during the year ended July 31, 1999.

      b.  Recognition of Revenue

      The Company recognizes income and expense on the accrual basis of accounting. Patients are generally charged a flat fee for treatment for a specified period of time and recorded as unearned revenue. Revenue from services to patients is recognized as services are performed. Patients who do not complete the entire treatment schedule are refunded fees prorated on a daily basis.

      Patient recruitment fees, consulting fees and provision of equipment for other non-affiliated clinics are recognized as revenue when services have been rendered, equipment installed and no right of return of fees exists.

      c.  Earnings (Loss) Per Share

      The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

      d.  Cash and Cash Equivalents

      BioPulse considers all highly liquid investments with maturities of three months or less to be cash equivalents.



                                    Continued
                                        9

                          Biopulse International, Inc.
                        Notes to the Financial Statements
                        April 30, 2001 and July 31, 2000

NOTE 1 - Summary of Significant Accounting Policies (continued)

      e.  Provision for Income Taxes

      No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately 2,370,000 that will be offset against future taxable income pursuant to limitations of the Internal Revenue Code. These NOL carryforwards begin to expire in the year 2000. No tax benefit has been reported in the financial statements because BioPulse believes there is a 50% or greater chance the carryforward will expire unused, and are limited pursuant to the Internal Revenue Code. The loss from the year ended July 31, 1999 can be used to offset income for the period ended July 31, 2000. Accordingly, no tax provision has been recorded.

      Deferred tax assets and the valuation account is as follows at April 31, 2001 and July 31, 2000:

                                                      April                   July
                                                   30, 2001               31, 2000
                                       ---------------------   --------------------
      Deferred tax asset:
           NOL carrryforward           $           700,000     $           700,000
      Valuation allowance                          (700,000)              (700,000)
                                       ---------------------   --------------------

           Total                       $                  -    $                 -
                                       =====================   ====================

           f.   Principles of Consolidation

           These financial statements include the books of Biopulse International, Inc and its wholly owned subsidiary Biopulse, Inc. All intercompany transactions and balances have been eliminated in the consolidation.

           h.  Use of Estimates in the Preparation of Financial Statements

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and expenses during the reporting period. In these financial statements, assets, liabilities and expenses involve extensive reliance on management's estimates. Actual results could differ from those estimates.

           i.  Accounts Receivable Allowance

           BioPulse periodically reviews accounts receivable and the allowance for doubtful accounts. At July 31, 2000 the allowance was $8,435 and at April 30, 2001 the allowance was $0.


                                    Continued
                                       10

                          Biopulse International, Inc.
                        Notes to the Financial Statements
                        April 30, 2001 and July 31, 2000

NOTE 1 - Summary of Significant Accounting Policies (continued)

           j.  Inventory

           Inventory is recorded at the lower of cost or market on the first-in, first-out basis, and consists primarily of medicine, medical supplies and nutritional supplements.

           Direct operating costs consist of direct costs incurred in the providing of care to patients. These costs include the cost of medicine, medical supplies, nutritional supplements, laboratory fees, patient hotel rooms, patient meals and other direct costs. The salaries of in-house doctors and nurses are included in general and administrative costs.

           k.  International Exchange

           All fees are charged in U. S. dollars and most expenses are paid in
U. S. dollars.  Expenses that are paid in a foreign currency are converted into
U. S. dollars at the exchange rate in effect on the date of the transaction.

           l.  Research and Development Costs

           As an integral part of its patient treatment operations, BioPulse conducts research designed to evaluate the effectiveness of patient treatment. All costs associated with the patient's care are expensed in the period that they are incurred. There have been no material research and development costs incurred by the company that are not associated with patient care. No research and development costs have been capitalized.

NOTE 2 - Property and Equipment

           BioPulse capitalizes purchases of equipment with a useful life of more than one year. BioPulse also capitalizes improvements and costs that increases the value of or extend the life of an asset.

      Capitalized assets are depreciated over the estimated useful lives of the assets (five to seven years for furniture and fixtures and leasehold improvements, three to five years for autos, medical and computer equipment) on the straight line basis.

                                                                       April                   July                   July
                                                                    30, 2001               31, 2000               31, 1999
                                                        ---------------------  ---------------------   --------------------
Property and Equipment consists of the following:
      Furniture & Equipment                             $            186,397   $            144,228    $            20,935
      Medical Equipment                                              776,533                543,087                110,606
      Lab Equipment                                                  148,115                      -                      -
      Leasehold improvements                                         471,468                 44,306                  4,971
      Auto                                                             4,000                       -                     -
      Accumulated Depreciation                                      (154,042)               (71,892)               (11,385)
                                                        ---------------------  ---------------------   --------------------
           Total Property & Equipment                   $          1,432,471   $            659,729    $           125,127
                                                        =====================  =====================   ====================

                                    Continued
                                       11

                          Biopulse International, Inc.
                        Notes to the Financial Statements
                        April 30, 2001 and July 31, 2000

NOTE 2 - Property and Equipment (continued)

           Depreciation expense was $60,508 and $11,385 for the years ended July 31, 2000 and 1999, respectively and $82,150for the nine months ended July 31, 2001.

NOTE 3 - Intangible Assets

           BioPulse capitalized as intangible assets the purchase cost of the rights to certain technologies acquired from Aidan Inc. in August 2000. These assets amortized over their estimated useful life or the life of related patents whichever is shorter. The patents have a remaining life of 17 years and BioPulse does not expect the technology to become obsolete during the 17 year useful life of the patents. The technology and licenses acquired cover the world except for experimental use in the United States.

           The Company entered into a contract with Brigham Young University effective December 1, 2000 to license patented technology. The license term is five years with an option to review for an additional 5 years. The license covers the world wide rights to this technology except for the following Aisian countries : China, Japan, Taiwan, Malaysia, Indonesia, Philippines, Singapore and Korea. The company paid $400,000 for the license in December 2000.

           Intangible assets consist of the following at April 30, 2001:

           Intangible Assets              $               1,100,000
           Accumulated Amortization                         (40,000)
                                          --------------------------
                Total Intangible Assets   $               1,060,000
                                          ==========================

           Amortization expense was $40,000 for the Nine months ended April 30, 2001.

NOTE 4 - Equity/Reverse stock split

           In November 1998, the board of directors authorized a 1 for 400 reverse stock split. These statements have been retroactively restated to reflect this reverse split.

           During the year ended July 31, 1999, BioPulse issued the following:

                    - 4,000,000 shares of common stock for 100 percent of the outstanding stock of Biopulse, Inc. valued at $4,000.

                                    Continued
                                       12

                          Biopulse International, Inc.
                        Notes to the Financial Statements
                        April 30, 2001 and July 31, 2000

NOTE 4 - Equity/Reverse stock split (continued)

                    - 2,000,000 shares of common stock for subscriptions receivable of $970,000.

                    - 25,000 shares of preferred stock, class "A" for cash of $25,000.

                    -    25,374  shares  of  preferred  stock,   class  "A"  for
                         services valued at $25,374. Cost of these services was recorded as general and administrative costs.

           During the year ended July 31, 2000 BioPulse had issued the following:

                    - 600,000 shares to the underwriter for services rendered in the offering.

                    -    600,000   shares  at  $.10  per  share  pursuant  to  a
                         subscription agreement.

                    -    5,000 shares for $3 per share.

           During the Nine months ended April 30, 2001 BioPulse issued the following:

                    -    25,000 shares for $3 per share.

                    -    60,000 shares for equipment at $1 per share.

                    - 353,636 shares of common stock at $2.82 per share with warrants to purchase 189,000 shares of common stock at the lesser of $6.375 per share and the average closing price for the five trading days immediately prior to the effective date of this registration statement, if this registration statement is declared effective on or before February 19, 2001. If we do not have an effective registration statement in place prior to February 20, 2001, the exercise price shall be adjusted to fifty percent of the lesser of $6.375 and the average closing price for the five trading days immediately preceding the effective date of this registration statement. If all of these warrants were exercised, we would receive $1,206,902.

                    - 1,550,000 shares of common stock pursuant to consulting with Liviakis Financial Communications (LFC) for investor relations services for one year. The shares were non cancellate and non- assessable upon signing on November 2, 2000. In addition, the contract provides for cash commissions to LFC of 2.5% of the value of debt or equity financing and 2% of the value of the merger or acquisition for which LFC has acted as a finder.

                                    Continued
                                       13

                          Biopulse International, Inc.
                        Notes to the Financial Statements
                        April 30, 2001 and July 31, 2000

                    - 80,000 shares were issued to three individuals for services valued at $679,370. The cost of these services will be recorded as general and administrative costs during the quarter ended January 31, 2001.

           Options:

                    - At August 3, 2000 issued 1,500,000 options to purchase common stock at $2.75 (market price) to Aiden, Inc. in partial consideration for technology rights. The shares are exercisable as follows:

                    -    700,000 immediately,


                                    Continued
                                       14

                          Biopulse International, Inc.
                        Notes to the Financial Statements
                        April 30, 2001 and July 31, 2000

NOTE 4 - Equity/Reverse stock split (continued)

                    - 200,000 upon submission of patent application for production of tissue vaccine,

                    -    200,000 upon submission of patent application for MPGC,

                    - 200,000 upon submission of patent application for Cytokines,

                    - 200,000 upon submission of patent application for Tissue Vaccine.

           We have outstanding warrants to purchase up to 184,300 common shares with an exercise price of $8.40 per share. These warrants were granted on January 24, 2001 and expire on January 24, 2006. If all of these warrants were exercised, we would receive $1,548,120.

           We also have outstanding warrants to purchase up to 150,00 common shares with an exercise price of $8.53 per share. These warrants were granted on January 24, 2001 and expire on January 24,2006. If all of these warrants were exercised, we would receive $1,279,500.


           In January 2001, in connection with a private placement offering, we issued to Hunts Drive, LLC, 3,000 shares of Series B Convertible Preferred at $1,000 per share. The Series B preferred shares may be converted at any time.

           Under the terms of the securities purchase agreement, Hunts Drive may convert each share of Series B preferred stock to shares of common stock having a market value of $1,000. The conversion price of the common stock upon receipt by us of a notice of conversion is equal to the lesser of $9.75 or 80% of the average of the three lowest closing bid prices of the common stock during the 20-day trading period immediately prior to the conversion date as quoted on the OTC Bulletin Board.

           For so long as we have not received a notice of conversion for the shares, we may redeem shares of our Series B preferred stock by serving a notice of redemption. The redemption price equals 130% of the liquidation value, plus all accrued but unpaid dividends on such shares. If we deliver notice of redemption pursuant to the foregoing sentence, the holders will retain their conversion rights with respect to up to a maximum of 100% of the number of shares subject to the redemption.

           In connection with the sale of the Series B preferred stock, we also issued to Hunts Drive a warrant to purchase up to 100,000 shares of our common stock. The warrants have an exercise price of $8.53 per share. Based on the Black Shoals calculation, the value of the beneficial conversion feature of the warrants is $7,000.


NOTE 5 - Commitments and Contingencies

     The Company is committed to an operating lease for office space in Sandy, Utah. The lease requires

                                    Continued
                                       15

                          Biopulse International, Inc.
                        Notes to the Financial Statements
                        April 30, 2001 and July 31, 2000

the Company to pay monthly rent of $8,731 and expires December 2003.





NOTE 5 - Commitments and Contingencies - Continued.


           The Company is committed to an operating lease for clinic and office space in Tijuana, Mexico. The lease requires the payment of $39,000 per month and expires February 28, 2005. The lease states the rent obligation on the clinic and office space in U.S. dollars.

           Future minimum operating lease payments are as follows at April 30, 2001:

           2001                                $              381,848
           2002                                               572,772
           2003                                               572,772
           2004                                               468,000
           2005                                                78,000
                                               -----------------------
                Total                          $            1,973,392
                                               =======================


           BioPulse entered into a contract with Aidan Incorporated on August 3, 2000, to license patented and patentable technology. The license term is the life of the patents. The license covers world wide rights except rights for experimental use in the United States. The Company paid $750,000 for the license between August 2000 and January 2000 and as further consideration, granted 1,500,000 options described in Note 4.



                                    Continued
                                       16

                          Biopulse International, Inc.
                        Notes to the Financial Statements
                        April 30, 2001 and July 31, 2000


           Aidan is required to apply for patents and pay the expenses of issuance of the patents.

           BioPulse has paid the $750,000 to Aidan but is still obligated under the options. BioPulse is required to file a registration statement to register the stock that will be issued upon exercise of the options.

           The Company entered into a contract with Brigham Young University effective December 1, 2000 to license patented technology. The license term is five years with an option to review for an additional 5 years. The license covers the world wide rights to this technology except for the following Aisian countries : China, Japan, Taiwan, Malaysia, Indonesia, Philippines, Singapore and Korea. The company paid $ 400,000 for the license in December 2000 and is required to pay for further development of the technology. It is estimated that this further development will require an expenditure of $ 200,000. The License requires payment of a 7% royalty due quarterly with the following minimum annual payments through 2005.

           2000                $         0
           2001                          0
           2002                          0
           2003                    100,000
           2004                    200,000
           2005                    400,000
                               -----------
           Total               $   700,000
                               ===========


The company has arranged with Covance Development to conduct the research required by its contract with BYU. The agreement with Covance is that Biopolse will pay Covance on a time and materials basis The agreement may be terminated at any time by either party without notice.




NOTE 5 - Commitments and Contingencies - Continued.


The clinic that the company manages in Tijuana, Mexico was visited on February 15, 2001 by Mexican health authorities (Instituto de Servicios de salud Publica Del Estado De Baja California). The clinic held a license to operate as an alternative health clinic but did not have a specific license to offer each of its therapies. The IHT (insulin hypoglycemic therapy) treatment room was closed by the health authorities and reopened on May 19, 2001. . These other licenses have never been an issue in the past. Licenses for IHT (insulin hypoglycemic therapy), Chelation, Colonics, and Dendrytic Cell therapies have been approved. A potential fine of $25,000 is expected to be assessed for the violation.


The company entered into an agreement with the Wicker Clinic in Germany in November, 1999 to train Wicker Clinic personnel in Biopulse's protocols and sell equipment. The agreement also allowed Biopulse to send patients to the Wicker Clinic and for Biopulse to retain a portion of the fee


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


                          Biopulse International, Inc.
                        Notes to the Financial Statements
                        April 30, 2001 and July 31, 2000


that the patient paid for treatment. The equipment was delivered and training completed by February 2000 that completed the obligations Biopulse had under the agreement. Biopulse sent some patients to the Wicker Clinic but after key personnel left the Wicker Clinic, Biopulse stopped sending patients there. Revenue from the sale of equipment and training of clinic staff was recognized in fiscal year ended July 31, 2000. There was no reserve for impairments because Biopulse had met its obligations under the agreement and there was no evidence that the Wicker Clinic was seeking a return of any of the consideration.

In November 2000 the company entered into an agreement with The Geneva Group, Inc. to list the company's stock on the Frankfurt stock exchange. The company paid $20,000 in cash and issued 25,000 shares of stock to The Geneva Group for their services. There is no future obligation under this contract.

Note 6 - Not Used

Note 7 - Segment Reporting

During the year ended July 31, 2000, the company had a major customer (The Wicker Clinic) that was responsible for more than 10% of revenues. Biopulse trained some of its staff in it protocols sold equipment, and sent patients to the clinic. Most of the training was done at the clinic Biopulse managed in Tijuana, Mexico. The basis of segment reporting is due to the single customer requirements rather than geographic areas because revenue generated with the customers was generated in two geographic areas the second geographic area does not meet to the segment reporting requirement.

This segment only existed during the year ended July 31, 2000. Biopulse has not generated any revenue from this customer in prior or subsequent years. The following table summarizes the operating results from the segment for the year ended July 31, 2000:

Note 8 - Options and Stock Option Plan

           2000 Stock Option Plan

           On October 5, 2000, our board of directors adopted a Stock Option Plan. The Plan authorizes the granting of awards of up to 4,000,000 shares of voting common stock to our key employees, officers, directors, consultants, advisors and sales representatives. The plan required that the shareholders approve the plan within one year of the board of directors adopting the plan. The plan was not approved by the shareholders during the one year time period, therefore the plan is void.


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